FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                         For the Month of August, 2005
                         Commission File No. 000-24876


                               TELUS CORPORATION
                (Translation of registrant's name into English)

                           21st Floor, 3777 Kingsway
                       Burnaby, British Columbia V5H 3Z7
                                    Canada
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F    [ ]           Form 40-F     |X|


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

               Yes         [ ]           No            |X|

This Form 6-K consists of the following:

TELUS Corporation Second Quarter Management's Discussion and Analysis and Consolidated Financial Statements

TELUS Corporation - Management's discussion and analysis - 2005 Q2


Forward-looking statements

===============================================================================
This document and the Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, guidance, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to: competition; economic fluctuations; financing and debt requirements; tax matters; human resources (including the ongoing impact and outcome of outstanding labour relations issues and the duration and impact of full-scale strike related activity); technology (including reliance on systems and information technology); regulatory developments; process risks (including conversion of legacy systems); manmade and natural threats; health and safety; litigation; business continuity events; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents including the 2004 Annual Report, Annual Information Form, and in other filings with securities commissions in Canada (filed on SEDAR at www.sedar.com) and the United States (filed on EDGAR at www.sec.gov).

For further information, see Section 10: Risks and uncertainties in TELUS' annual 2004 and interim first quarter 2005 Management's discussions and analysis, as well as updates included in Section 10 of this second quarter interim report.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
===============================================================================

Management's discussion and analysis - August 3, 2005

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the periods ended June 30, 2005 and 2004, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.

TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee on August 2, 2005 and approved by TELUS' Board of Directors on August 3, 2005. All amounts are in Canadian dollars unless otherwise specified.

The Company has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units and segments. Non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

Management's discussion and analysis contents
-------------------------------------------------------------------------------

Section                                   Contents
-------------------------------------------------------------------------------

 1.   Overall performance                 A summary of consolidated results for
                                          the second quarter and first six
                                          months of 2005
-------------------------------------------------------------------------------

 2.   Core business, vision and           Recent examples of TELUS' activities
      strategy                            in support of its six strategic
                                          imperatives
-------------------------------------------------------------------------------

 3.   Key performance drivers             Recent examples of TELUS' activities
                                          in support of its key performance
                                          drivers
-------------------------------------------------------------------------------

 4.   Capability to deliver results       An update on TELUS' capability to
                                          deliver results
-------------------------------------------------------------------------------

 5.   Results from operations             A detailed discussion of operating
                                          results
-------------------------------------------------------------------------------

 6.   Financial condition                 A discussion of significant changes
                                          in the balance sheet since the
                                          beginning of the year
-------------------------------------------------------------------------------

 7.   Liquidity and capital resources     A discussion of cash flow, liquidity,
                                          credit facilities, off-balance sheet
                                          arrangements and other disclosures
-------------------------------------------------------------------------------

 8.   Critical accounting estimates and   A description of accounting estimates,
      accounting policy developments      which are critical to determining
                                          financial results, and changes to
                                          accounting policies
-------------------------------------------------------------------------------

 9.   Revised guidance                    A discussion of revisions to its
                                          guidance for 2005
-------------------------------------------------------------------------------

10.   Risks and uncertainties             A update of risks and uncertainties
                                          facing TELUS
-------------------------------------------------------------------------------

11.   Reconciliation of non-GAAP          A description, calculation and
      measures and definition of          reconciliation of certain measures
      key operating indicators            used by management
-------------------------------------------------------------------------------

1.   Overall performance

1.1  Materiality for disclosures

Management determines whether or not information is "material" based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

1.2  Consolidated highlights


  -----------------------------------------------------------------------------------------------------------------------------
  ($ millions except margin and per-share  amounts)      Quarters ended June 30              Six-month periods ended June 30
                                                       2005        2004      Change        2005         2004       Change
  -----------------------------------------------------------------------------------------------------------------------------

   Operating revenues                                2,018.5      1,865.6      8.2%       3,993.2      3,669.4         8.8%

   EBITDA(1)                                           865.0        784.8     10.2%       1,721.2      1,506.1        14.3%
   EBITDA margin (%) (2)                                42.9         42.1      0.8pts        43.1         41.0         2.1pts

   Operating income                                    465.9        377.2     23.5%         919.9        688.1        33.7%

   Net income                                          189.5        172.3     10.0%         431.7        273.6        57.8%

   Earnings per share, basic                            0.53         0.48     10.4%          1.20         0.76        57.9%
   Earnings per share, diluted                          0.52         0.48      8.3%          1.19         0.76        56.6%

   Cash dividends declared per share                    0.20         0.15     33.3%          0.40         0.30        33.3%

   Cash provided by operating activities               687.7        489.0     40.6%       1,416.1      1,077.1        31.5%
   Cash used by investing activities                   410.0        341.6     20.0%         716.2        640.2        11.9%
        Capital expenditures                           408.7        346.1     18.1%         681.9        655.8         4.0%
   Cash used by financing activities                   383.9         63.2      n. m.        455.3         85.4        n. m.

   Free cash flow(3)                                   207.8        229.5     (9.5)%        774.4        672.8        15.1%
  -----------------------------------------------------------------------------------------------------------------------------
   pts - percentage points
   n. m. - not meaningful
   (1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") is a non-GAAP measure. See Section 11.1
       Earnings before interest, taxes, depreciation and amortization (EBITDA).
   (2) EBITDA margin is EBITDA divided by Operating revenues.
   (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
   ----------------------------------------------------------------------------------------------------------------------------


Consolidated Operating revenues experienced strong growth in the second quarter and first six months of 2005, when compared with the same periods in 2004, driven by more than 18% revenue growth at TELUS Mobility and revenue growth of 2 to 3% in TELUS' Communications segment. Consolidated EBITDA and EBITDA margins also increased as operations expense growth at TELUS Mobility was contained to rates well below its revenue growth rates. Communications segment second quarter 2005 EBITDA was flat despite increased competitive activity and costs associated with emergency operations planning, when compared with 2004. For the first six months of 2005, Communications segment EBITDA improved by 4.6% and its EBITDA margin improved by 0.6 percentage points, when compared to the same period in 2004, as discussed in Section 5.4 Communications segment results. For these reasons, and due to lower amortization of intangible assets, consolidated operating income increased significantly by $89 million and $232 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004.

Net income and earnings per share also increased significantly in the second quarter and first six months of 2005, when compared to the same periods in 2004 due to improved Operating income. Net interest expenses increased in the second quarter and first six months 2005, when compared with the same periods in 2004, due to a $17.5 million accrual for estimated damages for a lawsuit (see Risks and uncertainties - Section 10.5 Litigation), and otherwise decreased as a result of debt repayments in 2004.The favourable impact of the change in tax estimates, other tax adjustments and related interest were minimal in the second quarter of 2005 (approximately 15 cents per share in the first six months of 2005). In comparison, favourable tax settlements increased earnings per share by approximately 13 cents per share and 17 cents per share, respectively, in the second quarter and first six months of 2004.

The increase in cash provided by operating activities was primarily due to increased Operating income and changes in non-cash working capital. Despite higher consolidated EBITDA and cash interest received, free cash flow decreased in the second quarter of 2005 due to higher capital expenditures and lower cash tax recoveries, when compared with the same period in 2004. Free cash flow for the first six months of 2005 increased primarily due to growth in EBITDA, lower cash interest paid and lower payments under restructuring programs, partly offset by lower cash tax recoveries and higher capital expenditures.

2.   Core business, vision and strategy

TELUS continues to be guided by its six long-standing strategic imperatives that serve as a guideline for the Company's actions. Some recent examples of TELUS' activities in support of these imperatives follow.

2.1 Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy

The acquisition of Ambergris in February and May of 2005 for a cumulative ownership interest of 52.5%, combined with the acquisition of ADCOM, Inc. in November 2004, provided aggregate incremental revenues of more than $30 million and incremental EBITDA of less than $10 million for the first six months of 2005. Full-time equivalent employees of approximately 2,640 for these two companies were included in the Communications segment staff count at June 30, 2005.

3.   Key performance drivers

To focus on the opportunities and challenges, and to create value for shareholders, TELUS sets corporate priorities each year. An update on certain priorities follows:

3.1  Enhancing Mobility's leadership position in wireless

TELUS Mobility leadership position in financial and operational performance was evidenced by the continued trend of significant profitable growth, which is fuelled by its commitment to exceptional client service and value-added approach, supported by its strong brand and superior network quality.

TELUS Mobility revenue growth of 18.7%, EBITDA growth of 31.8% and cash flow growth (EBITDA less capital expenditures) of 30.6% in the first half of 2005 continues to exceed expectations set at the beginning of the year. Strong wireless subscriber growth of 211,300 in the first six months of 2005 (up by 11.3% over the same period in 2004), continued scale efficiencies and innovative value added offerings continue to drive these results.

3.2 Leveraging investments in high-speed Internet technology through Future Friendly Home services in B.C., Alberta and Eastern Quebec

The trial of TELUS TV(R) services by employees continues in larger centres in TELUS' Western incumbent region. The Company continues to evaluate if and when to launch video entertainment services, considering four principal factors for the service: (i) a positive return on investment, which leverages past investments in high speed Internet; (ii) non-price differentiating service attributes; (iii) technical soundness of technology; and (iv) a positive service delivery experience. In July 2005, the Canadian Radio-television and Telecommunications Commission ("CRTC") approved TELUS' application for a broadcasting distribution undertaking licence to service parts of Eastern Quebec. This licence provides a new market for TELUS TV services, should TELUS decide to launch in the future.

3.3  Accelerating wireline performance in Ontario and Quebec business markets

The results for non-incumbent local exchange carrier ("non-ILEC") operations in Central Canada, which are part of TELUS' Communications segment, demonstrate that the Company is on track to exceed its original annual targets for non-ILEC revenue and EBITDA and achieve its current annual guidance of $625 to $650 million for non-ILEC revenue and $15 to $20 million for non-ILEC EBITDA. Non-ILEC revenue and EBITDA increased by $24.9 million and $17.3 million, respectively, in the second quarter of 2005, when compared with the same period in 2004. For the first half of 2005, non-incumbent operations experienced revenue and EBITDA growth of $56.0 million and $34.3 million, respectively, when compared with the first half of 2004. It is notable that non-incumbent EBITDA has now been positive for three consecutive quarters, continuing a long-term trend of non-ILEC EBITDA improvement.

3.4  Reaching a collective agreement

Reaching a collective agreement remains a priority for TELUS in 2005. Both the Company and the Telecommunications Workers Union ("TWU") have taken measures to increase pressure on each other to reach settlement. The current status of labour negotiations with the TWU is reflected by the escalation of these measures, culminating in TELUS' July 12, 2005 announcement of its intent to implement its comprehensive offer of settlement commencing on July 22, 2005 and the TWU's initiation of full strike activity on July 21. Also on July 21, the Canada Industrial Relations Board ("CIRB") rejected the TWU's unfair labour practice complaint that sought binding arbitration. In response to union strike activity, TELUS has implemented its contingency plans designed to minimize the impact on customers. On July 22, TELUS did commence implementation of its offer. The following is a summary of events during the second quarter and subsequently.

Following the CIRB's February 2, 2005 decision which overturned its January 2004 binding arbitration order, the parties resumed negotiations on February 10, 2005 with the assistance of a federally appointed mediator. The Company tabled a comprehensive offer to the TWU on April 13. The Company communicated the terms and conditions of that offer to bargaining unit team members on April 21. The Company further tabled an addendum to the offer with the TWU on June 14, which provided clarifications and adjustments to the April 13 offer, benefiting employees and extending the duration of the offer from three to five years. The contract proposals have never been presented by the TWU to its membership for a ratification vote.

On April 18, 2005, the Company declared negotiations to be at an impasse and delivered first notice of lockout to the TWU. That notice, effective April 25, which did not include the closing of operations, included a number of measures, such as the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. Attempts by the TWU at the Federal Court of Appeal and the CIRB for interim relief against this notice were unsuccessful.

TELUS escalated lockout measures during May and June aimed at reaching a settlement, including stopping collection and remittance of union dues. In response, the TWU imposed an overtime and relieving management ban and announced a work-to-rule campaign. On June 22, the TWU tabled its counter proposal to TELUS. The Company reviewed the TWU proposal and rejected it on June 24 because it did not in any meaningful fashion directly address TELUS' need for improved productivity and flexibility. Moreover, the offer widened the gap between the parties with respect to some key aspects such as the contract duration and reduction of extra days off. The TWU also began rotating strike activity in early July, in the form of "study sessions," to which management usually responded by imposing three-hour or longer lockouts for those employees who participated in the strike activity.

On July 12, TELUS informed the TWU that, effective July 22, it would commence implementation of its comprehensive offer of settlement including both the April 13, 2005 offer and the June 14, 2005 addendum. The implementation will not include the past period and other lump sum payments totalling approximately $200 million contained in the TELUS offer, or certain pension and benefit proposals, which only become effective following ratification of the comprehensive offer of settlement. In addition, variable pay proposals for 2005 for B.C. based employees will only be earned for the full year period if the collective agreement is ratified by September 1, 2005. Given the escalation of job action by the union and its continuing refusal to place TELUS' comprehensive offer of settlement before its membership for ratification vote, management concluded that this significant step was necessary to ensure that the TWU and bargaining unit team members address TELUS' offer. In response, the TWU further escalated rotating strike activity by increasing the number of locations and employees involved and the duration of the "study sessions." On July 21, the TWU initiated full scale strike activity and the Company implemented its contingency plans designed to minimize impacts to customers.

The status of three matters that were outstanding before the courts and Canada Industrial Relations Board ("CIRB") in early May follows:

         Appeal of CIRB Decisions 1088 and 278

The CIRB, in Decisions 1088 and 278, declared that TELUS Mobility's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in Alberta and British Columbia, should be included in the TWU bargaining unit without a representational vote. TELUS Mobility's application to the Supreme Court of Canada for leave to appeal was denied in June 2005. The impact of Decision 1088 and 278 for TELUS Mobility can not be determined until a settlement is reached with the TWU.

         Application to the CIRB by the TWU alleging unfair labour practices

In early May 2005, the TWU filed an amendment to a previous complaint filed with the CIRB. It alleged the Company's communication of its comprehensive offer directly to bargaining unit team members was improper, and as remedy, the TWU requested that the CIRB impose binding arbitration to settle the collective agreement. The CIRB heard the amended complaint in late May 2005 and rejected the TWU request for remedy of binding arbitration, on July 21, 2005. The CIRB ruled that TELUS' lockout measures were in accordance with the Canada Labour Code, and that TELUS' communication of its offer to bargaining unit employees also did not contravene the Code. However, the CIRB did rule that TELUS did not provide information concerning employees of the former Clearnet early enough. Immediately following this ruling, the TWU filed four new complaints with the CIRB.

         CIRB Decisions 1004 and 271

The CIRB issued a unanimous summary decision on February 2, 2005, overturning its previous ruling that imposed binding arbitration. In addition, the Board set aside the April 2004 broad communications ban, and re-instated its narrower January 2004 ban related to communications with bargaining unit team members on labour relations issues and negotiations. This ban lifted coincident with TELUS' first notice of intent to lockout on April 18. Subsequently, the TWU filed an application in the Federal Court of Appeal, heard on May 31 - June 1, 2005, and which sought to overturn the CIRB's reconsideration decision and restore the order that placed the parties in binding arbitration. On July 25, 2005, the Federal Court of Appeal dismissed the Telecommunications Workers Union appeal application, declined the request for an order returning the parties to binding arbitration, and in so doing, confirmed the Canada Industrial Relations Board's decision of February 2, 2005 that collective bargaining is the preferred method of achieving settlement.

4.   Capability to deliver results

4.1  Operational capabilities - TELUS Communications

The Company is presently developing a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts in the first quarter of 2006. See Risks and uncertainties - Section 10.3 Process risks.

Recent regulatory decisions have introduced further constraints on TELUS' Communications segment operational capabilities. Telecom Decision CRTC 2005-28, "Regulatory framework for voice communication services using Internet protocol", constrains TELUS' freedom and flexibility to compete for wireline and entertainment services in its incumbent territories, while competitors have been provided with forbearance for these services. Decision 2005-28 subjects TELUS and other incumbent local exchange carriers ("ILECs") to price regulation for their VoIP services in incumbent territories, while large facilities-based cable companies, foreign-based competitors who have not invested in Canadian telecommunications infrastructure, and others, are all unconstrained by regulation for the provision of VoIP-based services.

In addition to imposing price regulation on incumbent telecommunications companies' VoIP services, this decision also extended 'winback' restrictions to benefit competitive VoIP service providers by limiting TELUS Communications contact with consumers for one full year after they have been won-over by competitors. For business customers in incumbent territories, contact is restricted for three months. TELUS and other incumbent telecommunications companies have sought leave to appeal the regulation on winbacks with the Federal Court. See Risks and uncertainties - Section 10.2 Regulatory.

On the positive side, the CRTC has followed through with its promise to expedite approval of tariff filings and has largely cleared the backlog of outstanding regulatory issues affecting telecommunications. With faster approval of tariff applications, the Company is able to implement pricing and service changes in a timelier manner and avoid customer relations issues such as those created when tariff applications were approved many months after their effective dates with required retroactive application. However, an exception is the more than three-year delay for the CRTC to determine how to dispose of balances of revenue deferred under price cap regulation, which currently the subject of a proceeding (see Section 10.2 Regulatory).

4.2  Operational capabilities - TELUS Mobility

TELUS Mobility continues to execute its plan to grow profitably through the delivery of excellent customer care, value-added solutions, and superior network quality. As a result, TELUS Mobility believes it is well positioned to sustain an ARPU (average revenue per subscriber unit per month) premium in the face of new competitive pressures. Although the Company has been experiencing continued ARPU growth fueled in part by the adoption and acceptance of data offerings, the growth is expected to slow and moderate for the remainder of the year. Future profitability and cash flow growth are expected to be realized from continued subscriber growth and operating scale efficiencies through a well managed client focused organization.

4.3  Liquidity and capital resources

TELUS had more than $1.1 billion of cash at June 30, 2005. With access to undrawn credit facilities of $1.6 billion and expected cash provided by operating activities, the Company believes it has sufficient capability to fund its requirements in 2005 and refinancing requirements in 2006, which includes the June 2006 maturity of $1,578 million 7.5% TELUS Corporation Notes. The Company is considering the early redemption of all or a portion of these debentures in accordance with the terms of the indenture. As at June 30, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.

5.   Results from operations

5.1  General

The Company's reportable segments, which reflect TELUS' organizational structure and are used to manage the business, are TELUS Communications (discussed in Section 5.4 Communications segment results) and TELUS Mobility (discussed in Section 5.5 Mobility segment results). The two segments are differentiated based on management, products and services, distribution channels, technology, and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information may also be found in
Note 17 of the interim consolidated financial statements.

5.2  Quarterly results summary


--------------------------------------------------------------------------------------------------------------------------------
($ millions, except per share amounts)  2005 Q2    2005 Q1     2004 Q4     2004 Q3     2004 Q2     2004 Q1    2003 Q4    2003 Q3
--------------------------------------------------------------------------------------------------------------------------------


Segmented revenue (external)
   Communications segment               1,216.5    1,222.2     1,209.3     1,199.9     1,189.0     1,171.1    1,182.4    1,186.3
   Mobility segment                       802.0      752.5       755.6       747.0       676.6       632.7      643.2      619.9
                                        ---------  ---------   ---------   ---------   ---------   --------- ---------  ----------
Operating revenues (consolidated)       2,018.5    1,974.7     1,964.9     1,946.9     1,865.6     1,803.8    1,825.6    1,806.2

Net income                                189.5      242.2       135.6       156.6       172.3       101.3       47.8      114.1
   Per weighted average Common Share
     and Non-Voting Share outstanding
       - basic                             0.53       0.67        0.38        0.44        0.48        0.28       0.13       0.32
       - diluted                           0.52       0.66        0.37        0.43        0.48        0.28       0.13       0.32
Dividends declared per Common Share
   and Non-Voting Share outstanding        0.20       0.20        0.20        0.15        0.15        0.15       0.15       0.15
----------------------------------------------------------------------------------------------------------------------------------


The trend in consolidated Operating revenues continues to reflect strong wireless growth at TELUS Mobility. Wireless growth resulted from increases in the subscriber base and ARPU. After taking into account that Communications segment revenues in the first quarter of 2005 included a non-recurring favourable regulatory adjustment of $6.4 million and seasonally high revenues from ADCOM (acquired in November 2004), Communications segment revenues increased slightly in the second quarter of 2005, when compared with first quarter of 2005. Communications segment revenues continue to show growth on a year-over-year basis in the second quarter of 2005 due to growing data revenues, flat long distance revenues, even considering the inclusion of a $10.2 million non-recurring favourable regulatory adjustment in the second quarter of 2004. Communications segment revenues also include the impacts of overall negative regulatory price cap decisions.

Net income and earnings per share continue to reflect the trends of growing EBITDA and Operating income, combined with generally decreasing net interest expense due to increasing cash balances and favourable tax adjustments, except for an accrual for estimated damages for a lawsuit in the current quarter, as described earlier.

5.3  Consolidated results from operations


   -------------------------------------------------------------------------------------------------------------------------
   ($ millions except EBITDA margin and                 Quarters ended June 30           Six-month periods ended June 30
   employees)
                                                       2005        2004       Change        2005        2004       Change
   ------------------------------------------------------------------------------------------------------------------------

   Operating revenues                               2,018.5     1,865.6        8.2%      3,993.2     3,669.4         8.8%

   Operations expense                               1,146.1     1,080.1        6.1%      2,255.2     2,146.7         5.1%
   Restructuring and workforce reduction costs          7.4         0.7        n.m.         16.8        16.6         1.2%
   ------------------------------------------------------------------------------------------------------------------------

   EBITDA (1)                                         865.0       784.8       10.2%      1,721.2     1,506.1        14.3%
   ------------------------------------------------------------------------------------------------------------------------

   EBITDA margin (%) (2)                               42.9        42.1        0.8pts       43.1        41.0         2.1pts

   Full time equivalent employees, end of period     27,789      24,521       13.3%
   ------------------------------------------------------------------------------------------------------------------------

   (1)  EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
   (2)  EBITDA margin is EBITDA divided by Operating revenues.
   ------------------------------------------------------------------------------------------------------------------------


Consolidated Operating revenues increased significantly in second quarter and first six months of 2005, when compared with the same periods in 2004, driven by strong revenue growth at TELUS Mobility and good revenue growth in TELUS' Communications segment. Consolidated EBITDA and EBITDA margins also increased as operations expense growth at TELUS Mobility was contained to rates well below its revenue growth rates. Communications segment second quarter 2005 EBITDA was flat and its EBITDA margin lower, when compared with 2004, while for the first six months of 2005, Communications segment EBITDA and EBITDA margin improved when compared to the same period in 2004. TELUS full time equivalent employees, measured at June 30, 2005, increased due to two small acquisitions and the addition of a payroll services contract for the B.C. government, as well as to support subscriber growth at TELUS Mobility.

For further discussion by segment, see Section 5.4 Communications segment results and Section 5.5 Mobility segment results.


   ----------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                      Quarters ended June 30          Six-month periods ended June 30
   ($ millions)                                     2005         2004       Change      2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------

   Depreciation                                    330.9        320.7         3.2 %    660.8        642.4         2.9 %
   Amortization of intangible assets                68.2         86.9       (21.5)%    140.5        175.6       (20.0)%
   ----------------------------------------------------------------------------------------------------------------------

                                                   399.1        407.6        (2.1)%    801.3        818.0        (2.0)%
   ----------------------------------------------------------------------------------------------------------------------


Depreciation increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to growth in shorter life data and wireless network assets and a reduction in service lives for ADSL (high-speed Internet) equipment, partly offset lower depreciation arising from full amortization of cell sites. Amortization of intangible assets decreased in the second quarter and first six months of 2005, when compared with the same periods in 2004, as a result of several software assets becoming fully depreciated.


   -------------------------------------------------------------------------------------------------------------------
   Other expense, net                               Quarters ended June 30         Six-month periods ended June 30
   ($ millions)                                   2005         2004       Change     2005         2004       Change
   -------------------------------------------------------------------------------------------------------------------

                                                   0.5          2.0       (75.0)%     2.0          3.2       (37.5)%
   -------------------------------------------------------------------------------------------------------------------


Other expense includes accounts receivable securitization expense, gains and losses on disposal of property, income (loss) or impairments in equity or portfolio investments, and charitable donations. An impairment in the value of portfolio investments was recorded in the second quarter of 2005, partly offset by recognition of a portion of gain deferred under sale and leaseback arrangements for administrative properties sold in 2002, following the return of some space to the respective landlords. The accounts receivable securitization expense in the second quarter and first six months of 2005 was not significantly changed from the prior year. See Section 7.6 Accounts receivable sale.


   ----------------------------------------------------------------------------------------------------------------------------
   Financing costs                                        Quarters ended June 30            Six-month periods ended June 30
   ($ millions)                                         2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   Interest on long-term debt, short-term
      obligations and other                            178.5        167.5         6.6%       337.5        332.9         1.4%
   Foreign exchange losses (gains)                       0.6         (0.1)        n m.         3.1         (0.7)        n.m.
   Interest income                                     (10.9)       (10.5)       (3.8)%      (34.0)       (30.3)      (12.2)%
   ----------------------------------------------------------------------------------------------------------------------------
                                                       168.2        156.9         7.2%       306.6        301.9         1.6%
   ----------------------------------------------------------------------------------------------------------------------------


Interest on long-term debt, short-term debt and other for the second quarter and first six months of 2005 included a $17.5 million accrual for estimated damages stemming from a recent Ontario Appeal Court ruling on a bond redemption matter dating back to 1997. See Risks and uncertainties - Section
10.5 Litigation. In addition, acceleration of financing costs associated with the redemption of convertible debentures in June 2005 added $0.9 million interest expense in the current period. Otherwise, interest on long-term and short-term debt decreased in the second quarter and first six months of 2005 when compared with the same periods in 2004. The decrease was primarily due to the repayment of TCI Debentures and Medium-term Notes in the third quarter of 2004. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability), was $7,237.5 million at June 30, 2005, when compared with $7,580.9 million one year earlier.

Interest income earned includes interest for the settlement of various tax matters of $1.9 million and $17.5 million, respectively, in the second quarter and first six months of 2005 (as compared to $8.3 million and $26.0 million, respectively, in the same periods of 2004). The balance of interest income, earned primarily from cash and temporary investments, was significant at $9.0 million and $16.5 million, respectively, in the second quarter and first six months of 2005, increases of $6.8 million and $12.2 million, respectively, from the same periods in 2004.


   -----------------------------------------------------------------------------------------------------------------------------
   Income taxes                                             Quarters ended June 30          Six-month periods ended June 30
   ($ in millions, except tax rates)                    2005         2004       Change        2005        2004       Change
   -----------------------------------------------------------------------------------------------------------------------------


    Blended federal and provincial statutory
      income tax                                       102.5         75.8      35.2%       211.2         132.9        58.9%
    Changes in estimates of available temporary
      differences in prior years                          --           --        --        (36.0)           --        n. m.
    Tax rate differential on, and consequential
      adjustments from, the reassessment of
      prior year tax issues                               --        (34.2)    100.0%       (11.3)        (35.8)       68.4%
    Large corporations tax and other                     3.5          3.3       6.1%        12.4          10.4        19.2%
   -----------------------------------------------------------------------------------------------------------------------------

                                                       106.0         44.9     136.1%       176.3         107.5        64.0%
--------------------------------------------------------------------------------------------------------------------------------
        Blended federal and provincial statutory
          tax rates (%)                                 34.5         34.7      (0.2) pts    34.5          34.7        (0.2) pts
        Effective tax rates (%)                         35.7         20.6      15.1 pts     28.8          28.1         0.7 pts
--------------------------------------------------------------------------------------------------------------------------------


Blended federal and provincial statutory income tax increased due to growth in income before taxes of 36.1% and 59.6%, respectively, for the second quarter and first six months of 2005, when compared with the same periods in 2004. Reductions in tax included changes in estimates of available temporary differences in prior years and a tax rate differential (and consequential adjustments from) the favourable reassessment of prior year's tax issues.

Based on continuation of the rate of TELUS earnings, the Company expects to be able to fully utilize its non-capital losses before the end of 2006. The Company's assessment is that the risk of expiry of such non-capital losses is remote.


   -------------------------------------------------------------------------------------------------------------------
   Non-controlling interest                           Quarters ended June 30         Six-month periods ended June 30
   ($ millions)                                   2005         2004       Change      2005         2004       Change
   -------------------------------------------------------------------------------------------------------------------

                                                   1.7          1.1         54.5%     3.3          1.9         73.7%
   -------------------------------------------------------------------------------------------------------------------


Non-controlling interest represents minority shareholders' interests in several small subsidiaries. The increase in the second quarter and first six months of 2005, relative to the same periods in 2004, is primarily minority shareholders' interest in TELUS' February 2005 acquisition of Ambergris.


   ----------------------------------------------------------------------------------------------------------------------
   Preference and preferred dividends                   Quarters ended June 30          Six-month periods ended June 30
   ($ millions)                                     2005         2004       Change        2005        2004       Change
   ----------------------------------------------------------------------------------------------------------------------

                                                       --          0.8      (100.0)%        --          1.7      (100.0)%
   ----------------------------------------------------------------------------------------------------------------------


Preference and preferred dividends ceased with the redemption of all of the publicly held TELUS Communications Inc. Preference and Preferred Shares, completed on August 3, 2004.

5.4  Communications segment results


   -------------------------------------------------------------------------------------------------------------------------
   Operating revenues - Communications segment           Quarters ended June 30            Six-month periods ended June 30
   ($ millions)                                      2005         2004       Change        2005         2004        Change
   -------------------------------------------------------------------------------------------------------------------------

   Voice local                                      542.8        543.8        (0.2)%      1,095.6      1,072.7         2.1%
   Voice long distance                              228.5        228.5          --%         454.9        458.1        (0.7)%
   Data                                             379.8        345.7         9.9%         757.4        685.5        10.5%
   Other                                             65.4         71.0        (7.9)%        130.8        143.8        (9.0)%
   -------------------------------------------------------------------------------------------------------------------------
   External operating revenue                     1,216.5      1,189.0         2.3%       2,438.7      2,360.1         3.3%
   Intersegment revenue                              21.2         22.1        (4.1)%         43.8         47.1        (7.0)%
   -------------------------------------------------------------------------------------------------------------------------
   Total operating revenue                        1,237.7      1,211.1         2.2%       2,482.5      2,407.2         3.1%
   -------------------------------------------------------------------------------------------------------------------------


   -------------------------------------------------------------------------------------|
   Key operating indicators - Communications segment                                    |
                                                                                        |
                                                                At June 30              |
   (000s)                                               2005         2004       Change  |
   -------------------------------------------------------------------------------------|

   Residential network access lines                    2,993        3,053        (2.0)% |
   Business network access lines                       1,748        1,774        (1.5)% |
                                                    ---------    ---------    --------- |
   Total network access lines(1)                       4,741        4,827        (1.8)% |
                                                                                        |
   High-speed Internet subscribers                     729.0        624.3        16.8 % |
   Dial-up Internet subscribers                        260.5        300.7       (13.4)% |
                                                    ---------    ---------    --------- |
   Total Internet subscribers (2)                      989.5        925.0         7.0 % |
                                                                                        |--------------------------------------

                                                          Quarters ended June 30            Six-month periods ended June 30
   (000s)                                               2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   Change in residential network access lines            (40)         (22)      (81.8)%        (54)         (33)      (63.6)%
   Change in business network access lines               (12)           1        n. m.         (13)         (10)      (30.0)%
                                                    ---------    ---------    ---------    ---------    ---------    ----------
   Change in total network access lines                  (52)         (21)     (147.6)%        (67)         (43)      (55.8)%

   High-speed Internet net additions                    17.1         19.1       (10.5)%       39.3         62.7       (37.3)%
   Dial-up Internet net reductions                      (9.9)        (8.4)      (17.9)%      (21.1)       (19.1)      (10.5)%
                                                    ---------    ---------    ---------    ---------    ---------    ----------
   Total Internet subscriber net additions               7.2         10.7       (32.7)%       18.2         43.6       (58.3)%
   ----------------------------------------------------------------------------------------------------------------------------
   (1)  Network access lines are measured at the end of the reporting period based on information in billing and other systems.
   (2)  Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.
   ----------------------------------------------------------------------------------------------------------------------------


Communications segment revenues increased by $26.6 million and $75.3 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004, as a result of growth in enhanced and managed data services and new revenues from acquisitions. Also affecting revenue growth were two non-recurring regulatory adjustments: voice local revenues for the first six months of 2005 included a $6.4 million positive adjustment recorded in the first quarter, while voice local revenues in the second quarter of 2004 included a positive adjustment of $10.2 million.

o Voice local revenue decreased by $1.0 million in the second quarter of 2005 and increased by $22.9 million for the first six months of 2005, when compared to the same periods in 2004. After normalizing for a positive $10.2 million regulatory adjustment recognized in June 2004 (in respect of CRTC Decision 2004-42 pertaining to deferral account recognition items), local revenue increased by $9.2 million in the second quarter and $33.1 million for the first six months. The increases were due primarily to 2005 regulatory adjustments and the effect of business rate increases implemented mid-2004 and June 1, 2005, partly offset by the effect of continued line losses. Regulatory adjustments in 2005 included the non-recurring positive adjustment of $6.4 million for CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost areas in TELUS Quebec ILEC territory for 2003 to 2005), recorded in the first quarter of 2005. In addition, because TELUS used the liability method for recording price cap deferrals, local revenue for the second quarter and first six months of 2005 included favourable adjustments of approximately $10 million and $28 million, respectively, drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (basic data services) pursuant to CRTC Decision 2005-6. See the discussion below for data revenues, which contains the equal and offsetting negative revenue impact for Decision 2005-6.

     The 18,000 increase in residential line losses in the second quarter of 2005, when compared with the second quarter of 2004, was due to increased competition from resellers, VoIP competitors (including the introduction of cable telephony in Calgary and Edmonton), and technological substitution to wireless services. Business lines decreased in the second quarter of 2005, due to the loss of a business customer and removal of temporary lines following the B.C. provincial election. It is expected that the trend of declining residential network access lines in the future may worsen due to increased competition facilitated by technology changes.

o Voice long distance revenues were unchanged in the second quarter of 2005 despite industry-wide trend of long distance erosion. For the first six months of 2005, long distance revenue decreased at a lower rate of 0.7%, when compared with the same period in 2004. Increased minute volumes (including growth in non-incumbent volumes) and increases in the monthly long distance administration fee in certain long distance plans were offset by lower average per-minute prices.

o Communications segment data revenues increased by $34.1 million and $71.9 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004. This included revenues from two recent acquisitions of more than $10 million and $30 million, respectively, for the second quarter and first six months of 2005. The increase in data revenues due to acquisitions offset the additional discounts of approximately $10 million and $28 million, respectively, for the second quarter and first six months of 2005 for competitive digital network services mandated by CRTC Decision 2005-6, as described under voice local revenues above.

     The remaining growth in data revenues not attributed to acquisitions was primarily due to: (i) increased Internet and enhanced data service revenues of $19.5 million and $47.5 million, respectively, as a result of traction from new business contracts, and continued growth in high-speed Internet subscribers and a higher average price; (ii) increased managed data revenues for the provision of business process outsourcing services provided to customers; (iii) increased data equipment sales; partly offset by (iv) the additional discounts for competitive digital network services in basic data services and migration to enhanced data services.

     The rate of growth in high-speed Internet subscribers has slowed, as expected, from that observed in 2004 due to the high existing household penetration rates for high-speed services in Western Canada and lower gross additions caused by increased competitive activity. In addition, the Company experienced high net additions in the first quarter last year due to a very attractive introductory marketing promotion.

o    Other revenue decreased due mainly to lower voice equipment sales.

o Intersegment revenue represents services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense in TELUS Mobility.

Total external operating revenue discussed above included non-ILEC revenues of $155.5 million and $315.0 million, respectively, for the second quarter and first six months of 2005. This represents increases of $24.9 million (19.1%) and $56.0 million (21.6%), respectively, when compared with the same periods in 2004. The increase was a result of growing revenues from the purchase of ADCOM, increased data equipment sales and as well as other data and voice service revenues, particularly from recently implemented contracts.


   ----------------------------------------------------------------------------------------------------------------------
   Operations expense - Communications segment          Quarters ended June 30          Six-month periods ended June 30
   ($ millions, except employees)                     2005        2004    Change       2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------

   Salaries, benefits and
        other employee-related costs                 422.5       414.5      1.9%       836.6        807.5        3.6%
   Other operations expenses                         309.3       297.3      4.0%       611.8        611.0        0.1%
   -------------------------------------------------------------------------------------------------------------------
   Total operations expense                          731.8       711.8      2.8%     1,448.4      1,418.5        2.1%
   -------------------------------------------------------------------------------------------------------------------
   Full-time equivalent employees, end of period    21,777      19,036     14.4%
   -------------------------------------------------------------------------------------------------------------------


Operations expenses increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to emergency operations planning costs in the second quarter of 2005, increased expenses caused by the addition of two operations in late 2004 (B.C. payroll services and the acquisition of ADCOM), and a new investment in Ambergris in February 2005. In aggregate, the three new operations added approximately 2,800 full-time equivalent employees at June 30, and increased total operations expenses by less than $20 million and $40 million, respectively, for the second quarter and first six months of 2005. Excluding employees from new operations, full-time equivalent staff at June 30, 2005 decreased slightly from one year earlier.

o Salaries, benefits and employee-related costs prior to acquisitions and the B.C. payroll contract described above were flat in the second quarter of 2005 and increased by less than 2% for the first six months of 2005. The increase was due primarily to increased compensation and increased full-time equivalent staff. Pension expense for defined benefit and defined contribution plans was $10.1 million and $22.1 million, respectively, in the second quarter and first six months of 2005, representing decreases of $5.8 million and $9.6 million, respectively, from the same periods in 2004.

o Other operations expenses prior to acquisitions and the B.C. payroll contract increased by approximately 1% in the second quarter of 2005 due primarily to emergency operations planning costs. For the first six months of 2005, other operations expense prior to acquisitions and the B.C. payroll contract decreased by approximately 3%. Changes to operations expense in second quarter and first six months of 2005 included: (i) reduced facilities, transit and termination costs of $2.9 million and $13.2 million, respectively, due to the movement of traffic on-net and to a lesser extent, price cap discounts from competitor ILECs arising from CRTC Decision 2005-6; (ii) nominal payments to Verizon under renegotiated Software and Related Technology and Service Agreements, compared with $8.8 million and $17.4 million, respectively, in the same periods in 2004; (iii) reduced expenses for increased labour capitalization of $8.8 million and $17.2 million resulting from a higher labour component in capital expenditures in 2005; and (iv) lower bad debt expense of $2.2 million and $6.1 million, respectively. These decreases were partly offset by increased cost of goods sold associated with data equipment sales, increased advertising and promotions and other general increases.

Included in the total segment expenses discussed above are non-ILEC operations expenses of $152.0 million and $292.7 million, respectively, in the second quarter and first six months of 2005. This represents increases of $7.6 million (5.3%) and $10.8 million (3.8%), respectively, when compared with the same periods in 2004. The increase in operations expense supported growth in non-ILEC revenues observed for the same periods.


   ----------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction costs -          Quarters ended June 30            Six-month periods ended June 30
   Communications segment
   ($ millions)                                         2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

                                                         7.4          0.7        n. m.        16.8         16.6         1.2 %
   ----------------------------------------------------------------------------------------------------------------------------


In the first half of 2005, the Company undertook a number of smaller initiatives within the ILEC portion of the Communications Segment, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity. Management currently expects that restructuring charges will not exceed $100 million for the full year of 2005.


   --------------------------------------------------------------------------------------------------------------------------
   EBITDA and EBITDA margin - Communications              Quarters ended June 30            Six-month periods ended June 30
   segment
                                                        2005         2004       Change        2005         2004       Change
   --------------------------------------------------------------------------------------------------------------------------

   EBITDA ($ millions)                                 498.5        498.6       --%        1,017.3        972.1        4.6%
   EBITDA margin (%)                                    40.3         41.2     (0.9) pts       41.0         40.4        0.6pts
   --------------------------------------------------------------------------------------------------------------------------


Despite increased competitive activity in the second quarter of 2005, Communications segment EBITDA was flat when compared with the same period in 2004, as increased emergency operations planning costs and higher restructuring charges were offset by revenue growth. Communications segment EBITDA and EBITDA margin improved in the first six months of 2005, when compared with the same period in 2004, due to the revenue growth exceeding the growth rate in operations expenses. Included in these results were non-ILEC EBITDA of $3.5 million and $11.4 million, respectively, for the second quarter and first six months of 2005, compared with EBITDA losses of $13.8 million and $22.9 million, respectively, in the same periods of 2004.

Communications segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

5.5  Mobility segment results


   ----------------------------------------------------------------------------------------------------------------------------
   Operating revenues - Mobility segment                  Quarters ended June 30            Six-month periods ended June 30
   ($ millions)                                         2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   Network revenue                                     743.4        625.5        18.8 %    1,438.9      1,217.9        18.1 %
   Equipment revenue                                    58.6         51.1        14.7 %      115.6         91.4        26.5 %
   ----------------------------------------------------------------------------------------------------------------------------

   External operating revenue                          802.0        676.6        18.5 %    1,554.5      1,309.3        18.7 %
   Intersegment revenue                                  5.7          5.6         1.8 %       11.5         10.2        12.7 %
   ----------------------------------------------------------------------------------------------------------------------------

   Total operating revenue                             807.7        682.2        18.4 %    1,566.0      1,319.5        18.7 %
   ----------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------|
   Key operating indicators - Mobility segment                                          |
   -------------------------------------------------------------------------------------|
   (000s)                                                         At June 30            |
                                                        2005         2004       Change  |
   -------------------------------------------------------------------------------------|
   Subscribers - postpaid                            3,419.0      2,980.1        14.7 % |
   Subscribers - prepaid                               728.7        633.7        15.0 % |
                                                    --------     --------       ------  |
   Subscribers - total(1)                            4,147.7      3,613.8        14.8 % |
                                                                                        |
   Digital POPs(2) covered including                                                    |
        roaming/resale (millions)(3)                    30.2         29.7         1.7 % |
                                                                                         -------------------------------------
                                                          Quarters ended June 30            Six-month periods ended June 30
   (000s)                                               2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   Subscriber net additions - postpaid                 103.9        103.6         0.3%      178.7        168.3          6.2%
   Subscriber net additions - prepaid                   27.2         10.1       169.3%       32.6         21.5         51.6%
                                                      ------       ------      -------    --------      -------     -------
   Subscriber net additions - total                    131.1        113.7        15.3%      211.3        189.8         11.3%

   Churn, per month (%)(4)                              1.37         1.32        0.05 pts    1.41         1.40         0.01pts
   COA(5) per gross subscriber addition ($)(4)           342          381       (10.2)%       348          382         (8.9)%
   ARPU ($)(4)                                            61           59         3.4%         60           58          3.4%
   Average minutes of use
   per subscriber per month ("MOU")                      405          390         3.8%        388          376          3.2%

   EBITDA to network revenue (%)                        49.3         45.8         3.5 pts    48.9         43.8          5.1pts
   Retention spend to network revenue (4) (%)            5.7          4.9         0.8 pts     5.6          4.9          0.7pts
   EBITDA ($ millions)                                 366.5        286.2        28.1%      703.9        534.0         31.8%
   EBITDA excluding COA ($ millions)(4)                468.6        383.2        22.3%      895.8        719.3         24.5%
   ----------------------------------------------------------------------------------------------------------------------------

   pts - percentage points
   (1)  Subscribers are measured at the end of the reporting period based on information from billing systems.
   (2)  POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
   (3)  At June 30, 2005, TELUS Mobility PCS digital population coverage includes expanded coverage of approximately
        7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
   (4)  See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
   (5)  Cost of acquisition.
   ----------------------------------------------------------------------------------------------------------------------------

o TELUS Mobility Network revenue increased by $117.9 million for the second quarter of 2005 and $221.0 million for the first six months of 2005 as compared with the same periods last year. This growth was a result of the continued expansion of the subscriber base combined with increased average revenue per subscriber unit per month ("ARPU"). As a result of an overall increase in average minutes of use per subscriber per month ("MOU"), continued pricing discipline, and increased usage of data and Internet based products, including picture and text messaging, ARPU increased by approximately $2 in the second quarter and first six months of 2005, when compared with the same periods in 2004.

     Average minutes of use per subscriber per month increased by 3.8% in the second quarter and 3.2% in first six months of 2005, when compared with the same periods in 2004. At June 30, 2005, postpaid subscribers represented 82.4% of the total cumulative subscriber base, remaining stable from one-year earlier, and contributing to the significant ARPU premium TELUS Mobility enjoys over its competitors. Despite the commercial launch by a new competitor in the prepaid market, TELUS Mobility achieved significant growth in year over year prepaid subscriber net additions. Consequently, total subscriber net additions of 131,100 represented a record for all previously reported second quarters for TELUS Mobility.

     Blended postpaid and prepaid monthly churn rates remained favourable, increasing slightly in the second quarter and first six months of 2005 as compared with the same periods last year due to continued competitive pricing pressures. Deactivations were 167,500 and 340,500, respectively, for the second quarter and first six months of 2005, as compared with 140,800 and 295,000 for the same periods last year. Notably, the monthly churn rate achieved during the second quarter of 2005 improved over the first quarter of 2005 and the fourth quarter of 2004, despite a slight increase year over year. This is a significant achievement, in face of pressures from new competition and from other aggressive Push To Talk offerings. The excellent churn results reflect a continued focus on customer care including successful loyalty and retention efforts, value-added solutions and superior network quality for an exceptional service experience.

o Equipment sales, rental and service revenue increased in the second quarter and first six months of 2005 when compared to the corresponding periods in 2004. Handset revenue increased mainly due to subscriber growth brought about by a strong wireless market as well as increased promotional, retention, and contracting activity. Gross subscriber additions grew to 298,600 for the second quarter and 551,800 for the first six months of 2005 as compared with 254,500 and 484,800 for the same periods in 2004. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

o Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.


   ----------------------------------------------------------------------------------------------------------------------------
   Operations expense - Mobility segment                  Quarters ended June 30            Six-month periods ended June 30
   ($ millions, except employees)                       2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   Equipment sales expenses                            109.7         99.2        10.6 %      214.2        188.4        13.7%
   Network operating expenses                           98.7         94.4         4.6 %      197.2        196.9         0.2%
   Marketing expenses                                   87.4         73.4        19.1 %      161.7        134.8        20.0%
   General and administration expenses                 145.4        129.0        12.7 %      289.0        265.4         8.9%
   ----------------------------------------------------------------------------------------------------------------------------
   Total operations expense                            441.2        396.0        11.4 %      862.1        785.5         9.8%
   ----------------------------------------------------------------------------------------------------------------------------
   Full-time equivalent employees, end of period       6,012        5,485         9.6 %
   ----------------------------------------------------------------------------------------------------------------------------


TELUS Mobility operations expense increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, to support growth in the subscriber base. TELUS Mobility continued to achieve economies of scale as second quarter total operations expenses increased by only 11.4%, while the corresponding Network revenue growth was 18.8% and year-over-year subscriber growth was 14.8%.

o Expenses related to equipment sales increased in the second quarter and first six months of 2005 when compared with the same periods in 2004, principally due to an increase in gross subscriber activations as well as increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition.

o Network operating expenses increased by $4.3 million for the second quarter of 2005, as compared with the same period last year. Transmission and site-related expenses increased during the second quarter of 2005 to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage. The digital population coverage grew to 30.2 million at June 30, 2005, as a result of continued activation of digital roaming regions and network expansion. The increases in 2005 Network operating expenses were offset by other initiatives such as continued efforts to improve roaming rates and reduced leased line costs through Microwave build, as well as scale efficiencies and the competitive digital network services discounts arising from CRTC Decision 2005-6.

o Marketing expenses increased primarily due to higher dealer compensation costs and advertising expenses associated with the expanded subscriber base and increased re-contracting activity. However, COA per gross subscriber addition improved by 10.2% in the second quarter to $342 as compared with the same period last year due to higher gross subscriber additions and lower handset costs. Similarly, COA per gross subscriber addition improved by 8.9% to $348 for the first six months of 2005, when compared with the same period in 2004. With the higher ARPU, COA per gross subscriber addition over the lifetime revenue of the subscriber improved in the second quarter and first six months of 2005 as compared with the same periods in 2004.

o General and administration expenses increased by 12.7% in the second quarter and 8.9% for the first six months of 2005, when compared to the same periods in 2004. TELUS Mobility increased full-time equivalent employees to support the significant growth in the subscriber base and continued expansion of the client care team and company-owned retail stores.


   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA and EBITDA margin -                             Quarters ended June 30            Six-month periods ended June 30
   Mobility segment
                                                        2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

   EBITDA ($ millions)                                 366.5        286.2        28.1 %      703.9        534.0        31.8 %
   EBITDA margin (%)                                    45.4         42.0       3.4 pts       44.9         40.5       4.4 pts
   ---------------------------------------------------------------------------------------------------------------------------


Improvement in TELUS Mobility EBITDA and EBITDA margin was attributed to its strategic focus on profitable subscriber growth, increased ARPU, a lower cost of acquisition per gross subscriber addition, excellent monthly churn rates, and successful cost containment efforts. The EBITDA margin, when calculated as a percentage of Network revenue, improved to a record 49.3% for the second quarter of 2005, and to 48.9% for the first six months of 2005. This compares with 45.8% and 43.8% for the same periods in 2004, representing positive increases of 3.5 and 5.1 percentage points, respectively.

Mobility segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

6.   Financial condition

The following are the significant changes in the consolidated balance sheets between December 31, 2004 and June 30, 2005.


   ----------------------------------------------------------------------------------------------------------------------------
                                       June 30,    Dec. 31,    Change    % Change                  Explanation
   ($ millions)                           2005        2004
   ----------------------------------------------------------------------------------------------------------------------------

   Current Assets
      Cash and temporary               1,141.1       896.5      244.6       27.3 %  See Section 7. Liquidity and capital
      investments, net                                                              resources
   ----------------------------------------------------------------------------------------------------------------------------
      Accounts receivable                846.3       863.5      (17.2)      (2.0)%  Primarily a seasonal decrease in dealer
                                                                                    accounts receivable, partly offset by
                                                                                    increased billings and accruals
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    Changes in estimates of available
      Income and other taxes                                                        temporary differences, reassessments and
      receivable                         146.0       132.5       13.5       10.2 %  interest for prior years net of refunds
                                                                                    received
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    Primarily a reduction by TELUS Mobility
                                                                                    from the peak selling season in the
      Inventories                        129.0       133.3       (4.3)      (3.2)%  fourth quarter, partly offset by new
                                                                                    handset launches
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    Prepayment of property taxes, Mobility
                                                                                    licence fees, federal Canada Pension Plan
      Prepaid expenses and other         259.4       183.4       76.0       41.4 %  contributions and Employment Insurance
                                                                                    premiums and maintenance contracts
   ----------------------------------------------------------------------------------------------------------------------------
      Current portion of future                                                     Decrease in available tax loss pools for
      income taxes                       398.1       438.4      (40.3)      (9.2)%  the upcoming 12 months and temporary
                                                                                    differences in short-term assets and
                                                                                    liabilities
   ----------------------------------------------------------------------------------------------------------------------------
   Current Liabilities
                                                                                    Increases in capital expenditures,
      Accounts payable and accrued                                                  payroll and other liabilities, and an
      liabilities                      1,458.5     1,362.6       95.9        7.0 %  accrual for estimated damages for a
                                                                                    lawsuit
   ----------------------------------------------------------------------------------------------------------------------------
      Restructuring and workforce                                                   Payments under previous programs exceeded
      reduction accounts payable          57.4        70.7      (13.3)     (18.8)%  new obligations
      and accrued liabilities
   ----------------------------------------------------------------------------------------------------------------------------
      Advance billings and customer                                                 Primarily an increase in price cap
      deposits                           546.4       531.5       14.9        2.8 %  deferred revenues
   ----------------------------------------------------------------------------------------------------------------------------
      Current maturities of                                                         Reclassification to current of
      long-term debt                   1,581.0         4.3    1,576.7       n. m.   $1,575.7 million TELUS Corporation 7.5%
                                                                                    Notes due June 2006
   ----------------------------------------------------------------------------------------------------------------------------
   Working capital (1)                  (723.4)      678.5   (1,401.9)      n. m.   Primarily reflects debt maturing in
                                                                                    June 2006 net of cash accumulation
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    See Sections 5.3 Consolidated results of
                                                                                    operations - Depreciation and
   Capital Assets, Net                11,117.2    11,221.0     (103.8)      (0.9)%  amortization and 7.2 Cash used by
                                                                                    investing activities
   ----------------------------------------------------------------------------------------------------------------------------
   Other Assets
      Deferred charges                   775.4       704.4       71.0       10.1 %  Primarily pension plan contributions in
                                                                                    excess of charges to income
   ----------------------------------------------------------------------------------------------------------------------------
      Future income taxes                  --         99.8      (99.8)    (100.0)%  Reflects use of loss carry forward
                                                                                    amounts and temporary differences on
                                                                                    long-term assets and liabilities reversed
                                                                                    to long-term future tax liability
   ----------------------------------------------------------------------------------------------------------------------------
      Investments                         31.3        38.4       (7.1)     (18.5)%  Includes a write down in 2005 Q2
   ----------------------------------------------------------------------------------------------------------------------------
      Goodwill                         3,150.1     3,126.8       23.3        0.7 %  Goodwill added for consolidation of
                                                                                    Ambergris, net of foreign exchange
                                                                                    changes since the acquisition of Ambergris
   ----------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt                      4,691.1     6,332.2   (1,641.1)     (25.9)%  $1,575.7 million TELUS Corporation 7.5%
                                                                                    Notes became current, the $141.6 million
                                                                                    Dec. 31 balance of Convertible debentures
                                                                                    was converted to equity or redeemed,
                                                                                    while the Canadian dollar value of U.S.
                                                                                    dollar denominated notes increased by
                                                                                    $72.3 million, because of a slight
                                                                                    weakening of the Canadian dollar
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    Primarily a reduction in the deferred
                                                                                    hedging liability for U.S. dollar
   Other Long-Term Liabilities         1,439.3     1,506.1      (66.8)      (4.4)%  denominated notes, resulting from a
                                                                                    slight weakening of the Canadian dollar
   ----------------------------------------------------------------------------------------------------------------------------
   (1)  Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.
   ----------------------------------------------------------------------------------------------------------------------------

     Table continues on the following page.



     Table continued from the previous page.
   ----------------------------------------------------------------------------------------------------------------------------
                                       June 30,    Dec. 31,    Change     Change                  Explanation
   ($ millions)                           2005        2004
   ----------------------------------------------------------------------------------------------------------------------------


                                                                                    A 2005 acquisition plus tax deductions
                                                                                    exceed accounting expenses for long-term
   Future Income Taxes                 1,052.0       991.9      60.1        6.1%    assets and liabilities such as pension
                                                                                    amounts and fixed assets
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                    The increase was from minority partners'
                                                                                    share of earnings in several small
   Non-Controlling Interest               13.5        13.1       0.4        3.1%    subsidiaries, including an acquisition in
                                                                                    2005
   ----------------------------------------------------------------------------------------------------------------------------
   Shareholders' Equity
                                                                                    Approximately $7.8 million was
                                                                                    transferred to share capital when
                                                                                    shareholders exercised their conversion
      Convertible debentures               --          8.8      (8.8)    (100.0)%   option in 2005. The balance was
                                                                                    transferred to contributed surplus (in
                                                                                    Common equity) with the redemption of the
                                                                                    remaining debentures on June 15, 2005
   ----------------------------------------------------------------------------------------------------------------------------
      Common equity                    7,154.7     7,016.8     137.9        2.0%    The increase is comprised of year-to-date
                                                                                    2005 Net income of $431.7 million,
                                                                                    share options exercised of $159.6
                                                                                    million, conversion of $131.7 million
                                                                                    of Convertible debentures into 3.3 million
                                                                                    Non-voting shares, less dividends of
                                                                                    $143.9 million, normal course issuer
                                                                                    bid costs of $430.3 million and other
                                                                                    of $26.7 million
   ----------------------------------------------------------------------------------------------------------------------------


7.   Liquidity and capital resources

7.1  Cash provided by operating activities


   ---------------------------------------------------------------------------------------------------------------------------
   ($ millions)                                           Quarters ended June 30            Six-month periods ended June 30
                                                        2005         2004       Change        2005         2004       Change
   ---------------------------------------------------------------------------------------------------------------------------

                                                       687.7        489.0        40.6%     1,416.1      1,077.1        31.5%
   ---------------------------------------------------------------------------------------------------------------------------


Cash provided by operating activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due to the following:

o    EBITDA increased by $80.2 million and $215.1 million, respectively

o Restructuring and workforce reduction payments decreased by $1.3 million and $48.0 million, respectively

o    Interest paid was flat and decreased by $9.7 million, respectively

o Interest received increased by $11.8 million and $3.9 million, respectively

o Employer contributions to employee defined benefit plans decreased by $35.6 million and $26.8 million, respectively, due primarily to net acceleration of discretionary funding in the second quarter of 2004, partly offset by a change in timing of funding

o Reduced repayments of securitized accounts receivable (no repayments in 2005 or the second quarter of 2004; $150 million repayments in the first six months 2004), and

o Other changes in non-cash working capital in the respective periods of each year.

Partly offsetting the above, income tax recoveries net of installment payments decreased by $60.6 million and $166.3 million, respectively, in the second quarter and first six months of 2005, when compared with the same periods in 2004.

7.2  Cash used by investing activities


   ----------------------------------------------------------------------------------------------------------------------------
   ($ millions)                                             Quarters ended June 30            Six-month periods ended June 30
                                                        2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

                                                       410.0        341.6        20.0%       716.2        640.2        11.9%
   ----------------------------------------------------------------------------------------------------------------------------


Cash used by investing activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to increased capital expenditures and lower proceeds from the sale of non-strategic properties. Investing activity in the second quarter and first six months of 2005 included investments of $1.9 million and $29.4 million, respectively, in Ambergris.


   ------------------------------------------------------------------------------------------------------------------------
   Capital expenditures by segment                    Quarters ended June 30            Six-month periods ended June 30
   ($ millions, except capital expenditure          2005         2004       Change        2005         2004       Change
   intensity)
   ------------------------------------------------------------------------------------------------------------------------

   Communications segment                          293.9        267.7         9.8 %      507.5        527.1        (3.7)%
   Mobility segment                                114.8         78.4        46.4 %      174.4        128.7        35.5 %
   ------------------------------------------------------------------------------------------------------------------------

   TELUS consolidated                              408.7        346.1        18.1 %      681.9        655.8         4.0%
   ------------------------------------------------------------------------------------------------------------------------

   Capital expenditure intensity (1) (%)            20.2         18.6         1.6 pts     17.1         17.9        (0.8)pts
   ------------------------------------------------------------------------------------------------------------------------

   (1)  Measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
   ------------------------------------------------------------------------------------------------------------------------

o Communications segment ILEC capital expenditures increased by 15.2% to $257.6 million in the second quarter of 2005, and increased by 2.1% to $449.8 million for the first six months of 2005, when compared with the same periods in 2004. The increases primarily reflect investment in internal systems and processes and were partly offset for the six month period by lower expenditure on network infrastructure and high-speed Internet. Expenditures for high-speed Internet were $30.2 million and $46.6 million, respectively, for the second quarter and first six months of 2005.

     Non-ILEC capital expenditures decreased by 17.7% to $36.3 million in the second quarter of 2005 and decreased by 33.2% to $57.7 million in the first six months of 2005, when compared with the same periods in 2004. While the decrease in spending was primarily due to up-front expenditures in the same period last year that related to the costs to support certain major new customers, this trend is not expected to continue for the remainder of 2005.

     The Communications segment capital expenditure intensity ratios were 23.7% and 20.4%, respectively, in the second quarter and first six months of 2005, compared with approximately 22% for the same periods in 2004. Cash flow (EBITDA less capital expenditures) for the second quarter of 2005, decreased by 11.4% to $204.6 million, when compared with the same period in 2004, due to increased capital expenditures. Strong EBITDA growth and reduced capital expenditures for the first six months of 2005 resulted in cash flow increasing by 14.6% to $509.8 million in the first six months of 2005, when compared with the same period in 2004.

o Mobility segment capital expenditures increased significantly in the second quarter and first six months of 2005, when compared with the same periods in 2004. The higher capital spending was attributed to its strategic investment in next-generation EVDO capable wireless network technology and continued enhancement of digital wireless coverage.

     Capital expenditure intensity for TELUS Mobility increased to 14.2% in the second quarter of 2005 from 11.5% in the second quarter of 2004 due to a significant increase in capital expenditures. Similarly, capital expenditure intensity for the first six months of 2005 was 11.1% as compared with 9.8% for the same period in 2004. TELUS Mobility expects to achieve capital expenditure intensity of approximately 12-13% for the full year. As a result of continued strong growth in EBITDA, Mobility generated cash flows (EBITDA less capital expenditures) of $251.7 million in the second quarter and $529.5 million for the first six months of 2005 as compared with $207.8 million and $405.3 million for the same periods in 2004, representing increases of 21.1% and 30.6%, respectively.

Consolidated cash flows (EBITDA less capital expenditures) were $456.3 million and $1,039.3 million, respectively, for the second quarter and first six months of 2005. This represented increases of 4.0% and 22.2%, respectively, for the second quarter and first six months of 2005, when compared with the same periods in 2004.

7.3  Cash used by financing activities


   ----------------------------------------------------------------------------------------------------------------------------
   ($ millions)                                           Quarters ended June 30            Six-month periods ended June 30
                                                        2005         2004       Change        2005         2004       Change
   ----------------------------------------------------------------------------------------------------------------------------

                                                       383.9         63.2        n. m.       455.3         85.4        n. m.
   ----------------------------------------------------------------------------------------------------------------------------


Cash used by financing activities increased in the second quarter and first six months of 2005, when compared with the same periods in 2004, due primarily to repurchases of shares on the market under a normal course issuer bid. Financing activities included the following:

o Proceeds from Common Shares and Non-Voting Shares issued were $56.1 million and $144.0 million, respectively, in the second quarter and six-month period ended June 30, 2005, increases of $39.3 million and $100.2 million, respectively, when compared with the same periods in 2004. The increases were mainly due to the exercise of options, and to a lesser extent, warrants, in 2005, partly offset by lower proceeds from share purchases for employee share plans, as TELUS now purchases these shares in the market, rather than issuing shares from treasury.

     In addition, during the second quarter of 2005, convertible debentures with a principal value of $131.7 million were converted into approximately 3.3 million Non-Voting Shares. Due to the non-cash nature of these transactions, the conversions are shown as balance sheet adjustments and are not included in the financing activities of the cash flow statements.

o Cash dividends paid to shareholders were $143.9 million in both the second quarter and first six months of 2005; as remittance of the first quarter dividend occurred on April 1 and remittance of the second quarter dividend (declared on May 3) occurred on June 30. Dividends paid for the first six months of 2005 increased by $53.3 million or 58.8%, when compared with the same period in 2004, due to the increase in dividend rate to 20 cents per quarter effective in the fourth quarter of 2004, the purchase of dividend reinvestment plan shares in the market rather than issuing shares from treasury, and an increase in the average number of shares outstanding.

o Under the Normal Course Issuer Bid program, TELUS purchased for cancellation approximately three million Common Shares and approximately
     3.5 million Non-Voting Shares for a total outlay of $272.1 million in the second quarter of 2005. This total outlay was comprised of a reduction to share capital of $110.7 million representing the book value of shares repurchased, and a reduction to retained earnings of $161.4 million representing the amount in excess of book value. The following tables enumerate the shares repurchased and cost under this program since inception.


     Normal Course Issuer Bid to June 30, 2005 - shares repurchased
    ---------------------------------------------------------------------------------------------------------------------------
     (Number of shares)      Purchased in    Purchased for    Purchased for       Cumulative   Maximum shares    Percentage of
                           December 2004,     cancellation     cancellation           shares    permitted for          maximum
                            and cancelled       in 2005 Q2     in the first    purchased for       repurchase        permitted
                                                               half of 2005     cancellation        under the           shares
                                                                                                      program      repurchased
    ---------------------------------------------------------------------------------------------------------------------------

    Common Shares                 755,711        2,972,500        5,069,600        5,825,311       14,000,000           41.6%
    Non-Voting Shares           1,451,400        3,540,200        5,576,300        7,027,700       11,500,000           61.1%
    ---------------------------------------------------------------------------------------------------------------------------
                                2,207,111        6,512,700       10,645,900       12,853,011       25,500,000           50.4%
    ---------------------------------------------------------------------------------------------------------------------------

     Normal Course Issuer Bid to June 30, 2005 - cost
    -----------------------------------------------------------------------------------------
    ($ millions)            December 2004   2005 Q2 outlay             2005       Cumulative
                                   outlay                      year-to-date           outlay
                                                                     outlay
    -----------------------------------------------------------------------------------------

    Reduction to share
       capital                       39.4            110.7            179.1            218.5

    Reduction to
       retained earnings             38.6            161.4            251.3            289.9
    -----------------------------------------------------------------------------------------
                                     78.0            272.1            430.4            508.4
    -----------------------------------------------------------------------------------------


o Long-term debt issued of $4.4 million for the second quarter and first six months of 2005 represents capital leases.

o Redemptions and repayments of long-term debt were $19.3 million and $20.3 million, respectively, in the second quarter first six months of 2005 (2004 - $2.8 million and $37.0 million, respectively). The June 16, 2005 redemption of convertible debentures, which were not previously converted into Non-voting shares, was $17.9 million. Other redemptions in 2005 were primarily capital leases.

7.4  Liquidity and capital resource measures


   ---------------------------------------------------------------------------------------------------------------
   Periods ended                                                        June 30,      June 30,
                                                                            2005          2004          Change
   ---------------------------------------------------------------------------------------------------------------


   Components of debt and coverage ratios (1)
   ------------------------------------------
   Net debt ($ millions)                                                 6,096.4        7,223.2       (1,126.8)
   Total capitalization  - book value ($ millions)                      13,264.6       13,920.2         (655.6)

   EBITDA (excluding restructuring) ($ millions)                         3,358.5        2,976.2          382.3
   Net interest cost ($ millions)                                          618.0          604.9           13.1

   Debt ratios
   -----------
   Fixed rate debt as a proportion of total indebtedness (%)                93.1           93.4      (0.3) pts
   Average term to maturity of debt (years)                                  4.9            5.7           (0.8)

   Net debt to total capitalization (%) (1)                                 46.0           51.9      (5.9) pts
   Net debt to EBITDA (1)                                                    1.8            2.4           (0.6)

   Coverage ratios (1)
   -------------------
   Interest coverage on long-term debt                                       2.6            2.0            0.6
   EBITDA interest coverage                                                  5.4            4.9            0.5

   Other measures
   --------------
   Free cash flow ($ millions) - 12-month trailing(2)                    1,398.9        1,184.6          214.3
   Dividend payout ratio (%) (1)                                              40             50       (10) pts
   ---------------------------------------------------------------------------------------------------------------
   (1)      See Section 11.4 Definition of liquidity and capital resource measures.
   (2)      See Section 11.2 Free cash flow.
   ---------------------------------------------------------------------------------------------------------------


Net debt decreased at the end of the second quarter of 2005, when compared to one year earlier, as a result of an increase in cash and temporary investments of $783.4 million (netted against debt for the purposes of this calculation), conversion and redemption of convertible debentures in 2005 and debt reduction in the third quarter of 2004. Total capitalization also decreased for these reasons; partly offset by a $477.0 million increase in common equity over this 12-month period. The net debt to EBITDA ratio measured at June 30, 2005 improved significantly, when compared with one year earlier, as a result of increased cash, debt reduction and an increase in 12-month trailing EBITDA (excluding restructuring).

Interest coverage on long-term debt improved because of increased income before interest and taxes. The EBITDA interest coverage ratio improved by 0.6 as a result of higher EBITDA (excluding restructuring), offset by a decrease of 0.1 due to recording an accrual for estimated damages for a lawsuit in net interest costs. Free cash flow measure for the 12-month period ended June 30, 2005 increased, when compared with one year earlier, primarily because of improved EBITDA, lower payments under restructuring programs, lower capital expenditures and lower interest payments, partly offset by lower cash tax recoveries and interest received.

As announced in October 2004, on a prospective basis, the Company has set a target guideline for the annual dividend payout ratio of 45 to 55% of net earnings. The dividend payout ratio of 40% for the second quarter of 2005, representing four-times the current 20 cent quarterly dividend divided by twelve-month trailing earnings per share, was below the guideline. When normalized to exclude the first quarter 2005, non-recurring 15 cents per share favourable impact of tax adjustments, the dividend payout ratio was 43%.

7.5  Credit facilities

TELUS arranged for new credit facilities in May 2005 to replace $1.6 billion of prior credit facilities. The prior 364-day facility, which was due to expire, and a term facility with three years remaining to maturity were replaced with a new three-year facility due in May 2008 and a longer maturity five-year term facility due in May 2010. The new credit facilities have no substantial changes in terms and conditions, other than reduced pricing and the extension of term, which reflect favourable market conditions and TELUS' strong financial position.

Including cash in excess of $1.1 billion and the credit facilities described in the table below, TELUS had unutilized available liquidity in excess of $2.7 billion at June 30, 2005.


   --------------------------------------------------------------------------------------------------------------
    Credit Facilities                            Expiry           Size            Drawn           Outstanding
    At June 30, 2005                                                                          undrawn letters
    ($ in millions)                                                                                 of credit
   --------------------------------------------------------------------------------------------------------------
   Five-year revolving facility (1)            May 4, 2010         800.0              --                --
   Three-year revolving facility (1)           May 7, 2008         800.0              --             100.6
   Other bank facilities                               --           74.0              --               4.5
   -------------------------------------------------------------------------------------------------------------
   Total                                               --        1,674.0              --             105.1
   -------------------------------------------------------------------------------------------------------------
   (1) Canadian dollars or U.S. dollar equivalent.
   -------------------------------------------------------------------------------------------------------------


TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at June 30, 2005) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.4:1 at June 30, 2005) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes, and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6  Accounts receivable sale

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by two levels at BBB(high) as of August 3, 2005. The proceeds of securitized receivables were $150 million at June 30, 2005, unchanged from one year earlier and the end of 2004. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

7.7  Credit ratings

The credit ratings for TELUS and TCI remain investment grade, and received one outlook upgrade and one rating upgrade during the second quarter of 2005. On May 27, Fitch Ratings revised the outlook to 'positive' from 'stable' for its TELUS and TCI long-term 'BBB' ratings, and on June 27, Moody's Investors Services Inc. increased its investment grade rating for TELUS Notes from Baa3 with a positive outlook to 'Baa2' with a stable outlook. As of August 3, 2005, the ratings and outlook from Dominion Bond Rating Service and Standard and Poors were unchanged from those reported in TELUS 2004 Annual Report. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future.

7.8  Off-balance sheet arrangements, contractual liabilities and commitments

     Financial instruments (Note 3 of the interim consolidated financial statements)

During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.

As at June 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S. $25.5 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:


                                                          As at June 30, 2005      As at December 31, 2004
   -----------------------------------------------------------------------------------------------------------
   ($ millions)                                       Carrying      Fair value     Carrying       Fair value
                                                       amount                       amount
   -----------------------------------------------------------------------------------------------------------


   Long-term debt
      Principal                                          6,272.1       7,223.6       6,345.3         7,342.3
      Derivative financial instruments used to
        manage interest rate and currency risks
        associated with U.S. dollar denominated
        debt (Hedging item maximum maturity date:
        June 2011)                                         960.9       1,314.5       1,032.6         1,299.5
      Derivative financial instruments used to
        manage interest rate risk associated with
        Canadian dollar denominated debt (Hedging
        item maximum maturity date: June 2006)                --           0.4            --             1.3
   -------------------------------------------------------------------------------------------- ---------------
                                                         7,233.0       8,538.5       7,377.9         8,643.1
   -------------------------------------------------------------------------------------------- ---------------


     Commitments and contingent liabilities (Note 14 of the interim consolidated financial statements)

At June 30, 2005, the Company had $45.7 million in outstanding commitments for restructuring programs prior to 2005 and $11.7 million in outstanding commitments for restructuring programs initiated in 2005.

In accordance with CRTC Price Cap Decisions 2002-34 and 2002-43, the Company defers a portion of revenues in a deferral account, which at June 30, 2005, had balance of $143.8 million. Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of competitive digital network services, is not expected to affect the Company's consolidated revenues.

Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. At June 30, 2005, the Company has no liability recorded in respect of performance guarantees, and has $1.0 million recorded in respect of lease guarantees. The maximum undiscounted guarantee amounts as at June 30, 2005, without regard for the likelihood of having to make such payment, were not significant.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. At June 30, 2005, the Company has no liability recorded in respect of indemnification obligations.

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting items enumerated in Note 14(d) of the interim consolidated financial statements.

7.9  Outstanding share information

The following is a summary of the outstanding shares for each class of equity at June 30, 2005 and at July 22, 2005. In addition, for July 22, 2005, the total number of outstanding and issuable shares is presented, assuming full conversion of options and warrants.

    --------------------------------------------------------------------------------------------------------------
    Class of equity security                                      Common         Non-Voting          Total
                                                                  Shares           Shares            Shares
    (millions of shares)                                       outstanding       outstanding       outstanding
    --------------------------------------------------------------------------------------------------------------
    At June 30, 2005
       Common equity - Common Shares outstanding                      188.2              --             188.2
       Common equity - Non-Voting Shares outstanding                     --           169.2             169.2
                                                                    ----------     ---------          --------
                                                                      188.2           169.2             357.4  (1)
                                                                    ----------     ---------          --------

    At July 22, 2005
       Common equity - Common Shares outstanding                      188.2              --             188.2
       Common equity - Non-Voting Shares outstanding                     --           169.5             169.5
                                                                    ----------     ---------          --------
                                                                      188.2           169.5             357.7
                                                                    ----------     ---------          --------

    Outstanding and issuable shares(2) at July 22, 2005
       Common Shares and Non-Voting Shares outstanding                188.2           169.5             357.7
       Options(3)                                                       2.2            23.9              26.1
       Warrants                                                          --             0.3               0.3
                                                                    ----------     ---------          --------
                                                                      190.4           193.7             384.1
                                                                    ==========     =========          ========

    ----------------------------------------------------------------------------------------------------------------
    (1)  For the purposes of calculating diluted earnings per share for the second quarter of 2005, the number of shares was 362.4 million.
    (2)  Assuming full conversion and ignoring exercise prices.
    (3)  Not reduced by any options that may be forfeited or cancelled during the period July 1, 2005 to
         July 22, 2005.
    ----------------------------------------------------------------------------------------------------------------

8.   Critical accounting estimates and accounting policy developments

8.1  Critical accounting estimates

TELUS' significant accounting policies are described in Note 1 of its annual 2004 consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments (Note 2 of the interim consolidated financial statements)

Accounting policies are consistent with those described in TELUS' annual 2004 consolidated financial statements. Possibly, commencing with the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company.

9.   Revised guidance

The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. The Company has increased its annual guidance for TELUS Mobility net subscriber additions.

   -------------------------------------------------------------------------------------------------------------------------
                                                    Updated guidance       May 4, 2005 guidance             Change
                                                        for 2005
   -------------------------------------------------------------------------------------------------------------------------


    Consolidated
      Revenues                                          no change          $7.95 to $8.05 billion          no change
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA(1)                                         no change          $3.25 to $3.325 billion         no change
   -------------------------------------------------------------------------------------------------------------------------
      Earnings per share - basic                        no change              $1.85 to $2.05              no change
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                              no change           Approx. $1.4 billion           no change
   -------------------------------------------------------------------------------------------------------------------------
      Free cash flow(2)                                 no change          $1.25 to $1.35 billion          no change
   -------------------------------------------------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------------------------------

    Communications segment
      Revenue (external)                                no change          $4.75 to $4.8 billion           no change
   -------------------------------------------------------------------------------------------------------------------------
        Non-ILEC revenue                                no change           $625 to $650 million           no change
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA                                            no change        $1.875 to $1.925 billion          no change

   -------------------------------------------------------------------------------------------------------------------------
        Non-ILEC EBITDA                                 no change            $15 to $20 million            no change
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                              no change           Approx. $1.0 billion           no change
   -------------------------------------------------------------------------------------------------------------------------
      High-speed Internet net additions                 no change             Approx. 100,000              no change
   -------------------------------------------------------------------------------------------------------------------------

    Mobility segment
      Revenue (external)                                no change          $3.2 to $3.25 billion           no change
   -------------------------------------------------------------------------------------------------------------------------
      EBITDA                                            no change          $1.375 to $1.4 billion          no change
   -------------------------------------------------------------------------------------------------------------------------
      Capital expenditures                              no change           Approx. $400 million           no change
   -------------------------------------------------------------------------------------------------------------------------
      Wireless subscriber net additions           Greater than 525,000       475,000 to 525,000                --
   -------------------------------------------------------------------------------------------------------------------------
   (1)  See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition of EBITDA.
   (2)  See Section 11.2 Free cash flow for the definition of free cash flow.
   ----------------------------------------------------------------------------------------------------------------------------

10.  Risks and uncertainties

The following are significant updates to the risks and uncertainties described in TELUS' 2004 Annual Report and first quarter 2005 Management's discussion and analysis, which are filed on SEDAR (www.sedar.com) and EDGAR
(www.sec.gov).

10.1 Human Resources

The outcome of outstanding labour relations issues, such as the duration and impact of full-scale strike related activity and the implications of TELUS Mobility and TELUS Communications Inc. being a single employer for labour relations purposes, may result in further unanticipated increased costs and/or reduced productivity. There can be no assurance that, with the eventual outcome of collective bargaining, compensation increases will be as planned or that reduced productivity will not occur as a result of a labour disruption. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

10.2 Regulatory

     Regulatory framework for voice communication services using Internet protocol - Telecom Decision CRTC 2005-28

On May 12, 2005, the CRTC released its decision regarding regulatory requirements for the provision of voice communication services using Internet protocol, also known as VoIP. The decision generally confirmed the CRTC's preliminary views announced in April 2004, which were determined prior to seeking public input through proceedings under Telecom Public Notice CRTC 2004-2.

Decision 2005-28 divides VoIP service providers into two groups: ILECs who are regulated in a manner similar to existing local service regulation; and others, including cable-TV companies, who are not be subject to price regulation and who have been afforded a regulated head-start in the provision of VoIP-based services. TELUS is constrained by price regulation and extended winback restrictions for VoIP services in its ILEC territories in British Columbia, Alberta and Eastern Quebec, but not in the rest of Canada.

In Decision 2005-28, the CRTC also clarified regulations in several areas. VoIP-based services are included in the measurement to determine contributions to the national high-cost service area fund, and access independent VoIP providers must pay contribution once a $10 million revenue threshold is met. Cable companies were also determined by the CRTC to be competitive local exchange carriers ("CLECs"). Other rules with respect to access to numbers, number portability, directory listings, equal access, the winback rules, rules on promotions, bundling and price floors remain the same and are extended to VoIP services.

TELUS and other incumbent local exchange carriers ("ILECs") have sought leave to appeal the regulation on winbacks with the Federal Court, arguing that it is an illegal restriction on the companies' constitutional rights to commercial free speech. Should the appeal be successful, the Company will no longer be constrained from contacting consumer customers for twelve months, and business customers for three months, after the customer has moved one or more of their services to competitors for the purpose of offering to the customers discounts, free services or other inducements in order to convince those customers not to change service providers or to revert back to their original service provider. In addition, TELUS and other ILECs jointly petitioned the Federal Cabinet to take rapid action and overturn Decision 2005-28. TELUS and the other ILECs believe that the decision to only regulate marketing and pricing of VoIP services offered by established telecommunications companies will result in higher prices and less choice for Canadian consumers. There can be no assurance that the appeals to the Federal Court and Federal Cabinet will be successful or that constraints imposed by regulation will not accelerate network access line losses, lead to slower growth in Internet subscribers, and otherwise hinder revenue growth.

     Proceeding on local exchange services forbearance (Telecom Public Notice CRTC 2005-2)

The CRTC initiated a proceeding to examine a range of issues including: the relevant markets for forbearance, which CRTC powers and duties should be forborne, and the post-forbearance criteria and conditions that might apply. The proceeding will also consider a transitional regime that could provide ILECs with more regulatory flexibility prior to forbearance. TELUS intends to fully participate in the oral consultation scheduled for September 26-29, 2005. The proceeding is scheduled to be completed in early October 2005, with a decision expected by the end of the first quarter of 2006.

TELUS' position is that the CRTC must adopt a clear, simple test that will allow incumbents to gain automatic forbearance when certain measurable benchmarks are reached. TELUS has proposed a 'two-facilities bright-line test', whereby local exchange services would be forborne or deregulated in a geographic area as soon as two conditions are met: (a) there is one other facilities-based competitor offering local exchange services; and (b) that competitor has five per cent of the local exchange service market. Under TELUS' proposal, the Company would simply file evidence that a full facilities-based CLEC has achieved five per cent of the local exchange service market for business or residential services in the CLEC's service area. The CRTC would then have 30 days to issue a forbearance order.

TELUS' proposed process relies upon monthly reporting of network access lines and their equivalents by participants in the local exchange service market, allowing the CRTC to verify TELUS' estimates. Incumbents are currently required to file network access line reports with the CRTC on a monthly basis, and TELUS has requested an interim order by the CRTC to extend the requirement immediately to all facilities-based local service providers. To address the CRTC's request for comments on transitional measures to provide ILECs with more regulatory flexibility, TELUS has requested that all restrictions on win backs and promotions be removed. There can be no assurance that the local exchange services forbearance rules and processes eventually adopted by the CRTC will be clear and simple as TELUS proposed, or that transitional relief on win backs and promotions will be granted.

     Review and disposition of deferral accounts for the second price cap period (Telecom Public Notice CRTC 2004-1)

TELUS filed its reply comments in this proceeding in June 2005. TELUS' position is that the CRTC has no scope to order consumer rebates, to take funds from ILECs' deferral accounts and confer these funds upon competitors, or to transfer deferral account funds between ILECs' serving territories. TELUS also requested that the CRTC approve the allocation to two key TELUS initiatives of an estimated $123 million deferral account balance at the end of the second price cap period on May 31, 2006 (subject to possible extension under CRTC 2005-3 as discussed below). These initiatives would contribute to the extension of broadband service within B.C. and improve the quality of service in rural and remote areas of B.C. and Alberta. There can be no assurance that TELUS' proposals for the disposition of the deferral account will be adopted by the CRTC.

     Proceeding to consider extending the price regulation regime - Telecom Public Notices CRTC 2005-3 and 2005-4

On May 13, 2005, the CRTC proposed to extend the current price cap regime without any changes for two additional years beyond the anticipated end date of May 31, 2006 (July 31, 2006 for TELUS' ILEC operations in Quebec). In filing its comments, TELUS indicated it supported a two-year extension, provided that two important changes were made to the price cap regime. First, TELUS asked the CRTC to stop the flow of funds into the deferral account. Second, TELUS requested that incumbents be allowed to reduce prices for residential services in non-high-cost areas and for business services where customers have a choice of local telephone service suppliers. TELUS committed that it would not increase rates in other service areas in order to offset any rate reductions resulting from these changes. There can be no assurance that TELUS' proposed changes to the price cap regime will be adopted by the CRTC.

     Framework for forbearance from regulation of high-speed intra-exchange digital services - Telecom Public Notice CRTC 2005-8

On June 30, 2005, the CRTC initiated a proceeding and invited comments on a framework for forbearance of high-speed intra-exchange digital services, including the definition of such services, the relevant market, the appropriate qualitative and quantitative criteria for determining market power, the appropriate scope of the CRTC's forbearance from its powers and duties, the forbearance application process, and post-forbearance conditions and safeguards that would result in either automatic de-forbearance or a review of ongoing forbearance. The comment and reply submission periods will continue into the fourth quarter of 2005, and a decision from the CRTC is expected by mid-2006. This proceeding follows Decision 2005-6 "Competitive Digital Network Services", in February 2005, which the CRTC classified certain access and intra-exchange competitive digital network services as Category II Competitor Services, or services that are not considered essential or near-essential. Once the framework for forbearance of high-speed intra-exchange digital services is determined, the Commission will be in a position to entertain applications from the ILECs for forbearance from regulation of these services.

10.3 Process risks

The Company is presently developing a new billing system in the Communications segment, which will include re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and in itself presents implementation risks due to the complexity of the implementation task and resource constraints. The Company plans to implement this project in phases, beginning with the implementation of consumer accounts in Alberta in the first quarter of 2006, followed by implementation of consumer customer accounts in B.C. at a later date. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results.

10.4 Manmade and natural threats

A number of vandalism incidents have occurred since April 2005 that have been referred to the appropriate police authorities. These incidents disrupted service to one or more customers for a number of hours, including one disruption to vital 911 service in the B.C. cities of Burnaby, New Westminster and Port Coquitlam. Resulting from on-going security reviews the Company has implemented new security measures. There can be no assurance that specific events in the future will not impact TELUS operations.

10.5 Litigation

In June 2005, the Ontario Court of Appeal unanimously overturned a 2003 trial court decision and ruled that when TELUS' predecessor BC TEL redeemed $125 million of Series AL Bonds in December 1997, it was in breach of a covenant contained in the deed of trust and mortgage under which the Bonds were issued. The Ontario Court of Appeal returned the case to the trial courts to determine damages and TELUS has accrued an estimate of damages in financing costs for the second quarter of 2005. Should the assessed damages be significantly different than management's expectations, a material adjustment could be recorded in the Company's Statements of income. The Company expects to seek leave to appeal to the Supreme Court of Canada. This ruling relates to a matter prior to the 1999 merger of BC Telecom and TELUS Corporation (Alberta), and does not impact TELUS' current debt instruments.

11. Reconciliation of non-GAAP measures and definition of key operating indicators

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.

EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with Net income and Operating income:

        -----------------------------------------------------------------------------------------------------
                                                                                    Six-month periods ended
                                                         Quarters ended June 30            June 30
        ($ millions)                                        2005       2004          2005          2004
        -----------------------------------------------------------------------------------------------------
        Net income                                         189.5      172.3         431.7         273.6
          Other expense                                      0.5        2.0           2.0           3.2
          Financing costs                                  168.2      156.9         306.6         301.9
          Income taxes                                     106.0       44.9         176.3         107.5
          Non-controlling interest                           1.7        1.1           3.3           1.9

        -----------------------------------------------------------------------------------------------------
        Operating income                                   465.9      377.2         919.9         688.1
          Depreciation                                     330.9      320.7         660.8         642.4
          Amortization of intangible assets                 68.2       86.9         140.5         175.6

        -----------------------------------------------------------------------------------------------------
        EBITDA                                             865.0      784.8       1,721.2       1,506.1
        -----------------------------------------------------------------------------------------------------

11.2 Free cash flow

The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes, and other sources and uses of cash, which are disclosed in the interim consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the interim consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, Free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).

The following shows management's calculation of free cash flow.

        -----------------------------------------------------------------------------------------------------------

                                                                                         Six-month periods ended
                                                              Quarters ended June 30             June 30
        ($ millions)                                             2005          2004          2005          2004
        -----------------------------------------------------------------------------------------------------------
        EBITDA                                                  865.0         784.8       1,721.2       1,506.1

        Restructuring and workforce reduction costs, net
          of cash payments                                       (1.0)         (9.0)        (13.3)        (61.5)
        Share-based compensation                                  7.1           5.6          10.9          10.3
        Cash interest paid                                     (293.8)       (293.8)       (306.9)       (316.6)
        Cash interest received                                   18.8           7.0          25.1          21.2
        Income taxes received (paid)                             20.4          81.0          19.3         185.6
        Capital expenditures (capex)                           (408.7)       (346.1)       (681.9)       (655.8)
        Investment tax credits received (reported in
          current or prior EBITDA or capex, and in Income
          taxes received (paid)), and other                        --            --            --         (16.5)
        -----------------------------------------------------------------------------------------------------------

        Free cash flow                                          207.8         229.5         774.4         672.8
        -----------------------------------------------------------------------------------------------------------

The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

        -----------------------------------------------------------------------------------------------------------

                                                                                         Six-month periods ended
                                                             Quarters ended June 30              June 30
        ($ millions)                                            2005          2004           2005          2004
        -----------------------------------------------------------------------------------------------------------
        Cash provided by operating activities                  687.7         489.0        1,416.1       1,077.1
        Cash (used) by investing activities                   (410.0)       (341.6)        (716.2)       (640.2)
        -----------------------------------------------------------------------------------------------------------
                                                               277.7         147.4          699.9         436.9

           Net employee defined benefit plans expense            0.4          (4.9)          (1.1)         (9.8)
           Employer contributions to employee defined
             benefit plans                                      22.3          57.9           59.7          86.5
           Other net operating activities                       (4.1)        (11.5)           0.3         (17.6)
           Reduction in securitized accounts receivable           --            --             --         150.0
           Non-cash working capital changes except
             changes in taxes, interest and securitized
             accounts receivable                               (89.8)         45.1          (18.7)         42.4
           Acquisition                                           1.9            --           29.4            --
           Proceeds from the sale of property and other
             assets                                             (2.7)         (4.3)          (3.4)        (16.4)
           Other investing activities                            2.1          (0.2)           8.3           0.8
        -----------------------------------------------------------------------------------------------------------
        Free cash flow                                         207.8         229.5          774.4         672.8
        -----------------------------------------------------------------------------------------------------------

11.3 Definition of key operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Churn, per month
----------------

     Calculated as the number of subscriber units disconnected during a given period, divided by the average number of subscriber units on the network during the period, expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA)
-------------------------

     Consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial customer acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (Retention spend).

COA per gross subscriber addition
---------------------------------

     COA divided by gross subscriber activations during the period.

Average revenue per subscriber unit, or ARPU
--------------------------------------------

     Calculated as Network revenue divided by the average number of subscriber units on the network during the period, expressed as a rate per month.

Retention spend to Network revenue
----------------------------------

     Represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

EBITDA excluding COA
--------------------

     A measure of operational profitability, normalized for the period costs of adding new customers.

11.4 Definition of liquidity and capital resource measures

Net debt
--------

     Defined as Long-term Debt plus current maturities of Long-term Debt and cheques outstanding less Cash and temporary investments plus cross currency foreign exchange hedge liability (less cross currency foreign exchange hedge asset) related to U.S. dollar notes. The cross currency foreign exchange hedge liability, reflecting the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011, was $965.4 million at June 30, 2005 (compared with a deferred hedge liability of $630.6 million at June 30, 2004). Net debt is unaffected by foreign exchange fluctuations because it adds (deducts) the net deferred hedging liability (asset).

Total capitalization
--------------------

     Defined as Net debt plus Non-controlling interest and Shareholders' equity.

Net debt to total capitalization
--------------------------------

     Provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

EBITDA (excluding restructuring)
--------------------------------

     EBITDA (excluding restructuring) is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $52.8 million and $35.1 million, respectively, for the 12-month periods ended June 30, 2005 and 2004.

Net debt to EBITDA
------------------

     Defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA (excluding restructuring). This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' target for Net debt to EBITDA is 2.2 times or less.

Net interest cost
-----------------

     Defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods.

Interest coverage on long-term debt
-----------------------------------

     Calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt.

EBITDA interest coverage
------------------------

     Defined as EBITDA (excluding restructuring) divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

Dividend payout ratio
---------------------

     Defined as the current quarterly Dividend declared per share multiplied by four and divided by basic Earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio is 45 to 55% of net earnings.

                                                             TELUS CONFIDENTIAL




--------------------------------------------------------------------------------


                               TELUS CORPORATION



                       CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)


                                 JUNE 30, 2005
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of income
--------------------------------------------------------------------------------------------------------------------------------
                                                                 Three months                            Six months
Periods ended June 30 (unaudited) (millions except
   per share amounts)                                        2005               2004                2005               2004
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
OPERATING REVENUES                                     $    2,018.5       $    1,865.6        $    3,993.2       $    3,669.4
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
OPERATING EXPENSES
   Operations                                               1,146.1            1,080.1             2,255.2            2,146.7
   Restructuring and workforce reduction costs(Note 4)          7.4                0.7                16.8               16.6
   Depreciation                                               330.9              320.7               660.8              642.4
   Amortization of intangible assets                           68.2               86.9               140.5              175.6
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
                                                            1,552.6            1,488.4             3,073.3            2,981.3
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
OPERATING INCOME                                              465.9              377.2               919.9              688.1
   Other expense, net                                           0.5                2.0                 2.0                3.2
   Financing costs (Note 5)                                   168.2              156.9               306.6              301.9
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING
   INTEREST                                                   297.2              218.3               611.3              383.0
   Income taxes (Note 6)                                      106.0               44.9               176.3              107.5
   Non-controlling interest                                     1.7                1.1                 3.3                1.9
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
NET INCOME                                                    189.5              172.3               431.7              273.6
   Preference and preferred share dividends                      --                0.8                  --                1.7
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
COMMON SHARE AND NON-VOTING SHARE INCOME               $      189.5       $      171.5        $      431.7       $      271.9
====================================================== ===============    ===============     ===============    ===============
INCOME PER COMMON SHARE AND NON-VOTING SHARE(Note 7)
     - Basic                                           $       0.53       $       0.48        $       1.20       $       0.76
     - Diluted                                         $       0.52       $       0.48        $       1.19       $       0.76
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING
   SHARE                                               $       0.20       $       0.15        $       0.40       $       0.30
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING
   SHARES OUTSTANDING
     - Basic                                                  358.1              354.3               359.1              353.7
     - Diluted                                                362.4              360.1               362.9              356.0
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------

The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of retained earnings
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Six months
Periods ended June 30 (unaudited) (millions)                                                       2005               2004
--------------------------------------------------------------------------------------------- ---------------    ---------------
BALANCE AT BEGINNING OF PERIOD                                                                $    1,008.1       $      741.7
Transitional amount for share-based compensation arising from share options                             --              (25.1)
--------------------------------------------------------------------------------------------- ---------------    ---------------
Adjusted opening balance                                                                           1,008.1              716.6
Net income                                                                                           431.7              273.6
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                   1,439.8              990.2
Less:  Common Share and Non-Voting Share dividends paid, or payable, in cash                         143.9               93.1
       Common Share and Non-Voting Share dividends reinvested, or to be
         reinvested, in shares issued from Treasury                                                     --               13.3
       Cost of purchase of Common Shares and Non-Voting Shares in excess of
         stated capital (Note 13(g))                                                                 251.3                 --
       Preference and preferred share dividends                                                         --                1.7
       Redemption premium on preference and preferred shares in excess of amount
         chargeable to contributed surplus                                                              --                2.3
--------------------------------------------------------------------------------------------- ---------------    ---------------
BALANCE AT END OF PERIOD (Note 13)                                                            $    1,044.6       $      879.8
--------------------------------------------------------------------------------------------- ---------------    ---------------

The accompanying notes are an integral part of these interim consolidated financial statements


--------------------------------------------------------------------------------------------------------------------------------
consolidated balance sheets
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  As at              As at
                                                                                                June 30,          December 31,
(unaudited) (millions)                                                                            2005                2004
--------------------------------------------------------------------------------------------- ---------------    ---------------
ASSETS
Current Assets
   Cash and temporary investments, net                                                        $    1,141.1       $      896.5
   Accounts receivable (Notes 9, 15(b))                                                              846.3              863.5
   Income and other taxes receivable                                                                 146.0              132.5
   Inventories                                                                                       129.0              133.3
   Prepaid expenses and other (Note 15(b))                                                           259.4              183.4
   Current portion of future income taxes                                                            398.1              438.4
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                   2,919.9            2,647.6
--------------------------------------------------------------------------------------------- ---------------    ---------------
Capital Assets, Net (Note 10)
   Property, plant, equipment and other                                                            7,480.1            7,528.2
   Intangible assets subject to amortization                                                         672.5              737.0
   Intangible assets with indefinite lives                                                         2,964.6            2,955.8
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                  11,117.2           11,221.0
--------------------------------------------------------------------------------------------- ---------------    ---------------
Other Assets
   Deferred charges (Note 15(b))                                                                     775.4              704.4
   Future income taxes                                                                                  --               99.8
   Investments                                                                                        31.3               38.4
   Goodwill (Note 11)                                                                              3,150.1            3,126.8
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                   3,956.8            3,969.4
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                              $   17,993.9       $   17,838.0
--------------------------------------------------------------------------------------------- ---------------    ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accrued liabilities (Note 15(b))                                      $    1,458.5       $    1,362.6
   Restructuring and workforce reduction accounts payable and accrued liabilities (Note 4)            57.4               70.7
   Advance billings and customer deposits (Note 15(b))                                               546.4              531.5
   Current maturities of long-term debt (Note 12)                                                  1,581.0                4.3
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                   3,643.3            1,969.1
--------------------------------------------------------------------------------------------- ---------------    ---------------
Long-Term Debt (Note 12)                                                                           4,691.1            6,332.2
--------------------------------------------------------------------------------------------- ---------------    ---------------
Other Long-Term Liabilities (Note 15(b))                                                           1,439.3            1,506.1
--------------------------------------------------------------------------------------------- ---------------    ---------------
Future Income Taxes                                                                                1,052.0              991.9
--------------------------------------------------------------------------------------------- ---------------    ---------------
Non-Controlling Interest                                                                              13.5               13.1
--------------------------------------------------------------------------------------------- ---------------    ---------------
Shareholders' Equity (Note 13)
   Convertible debentures conversion option                                                             --                8.8
   Common equity                                                                                   7,154.7            7,016.8
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                                   7,154.7            7,025.6
--------------------------------------------------------------------------------------------- ---------------    ---------------
                                                                                              $   17,993.9       $   17,838.0
============================================================================================= ===============    ===============

Commitments and Contingent Liabilities (Note 14)

The accompanying notes are an integral part of these interim consolidated financial statements

--------------------------------------------------------------------------------------------------------------------------------
consolidated statements of cash flows
--------------------------------------------------------------------------------------------------------------------------------

                                                                   Three months                           Six months
Periods ended June 30 (unaudited) (millions)                2005               2004                2005               2004
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
OPERATING ACTIVITIES
Net income                                             $      189.5       $      172.3        $      431.7       $      273.6
Adjustments to reconcile net income to cash provided
   by operating activities:
   Depreciation and amortization                              399.1              407.6               801.3              818.0
   Future income taxes                                        103.3               98.7               195.0              190.5
   Share-based compensation                                     7.1                5.9                10.9               10.6
   Net employee defined benefit plans expense                  (0.4)               4.9                 1.1                9.8
   Employer contributions to employee defined benefit
     plans                                                    (22.3)             (57.9)              (59.7)             (86.5)
   Restructuring and workforce reduction costs, net
     of cash payments (Note 4)                                 (1.0)              (9.0)              (13.3)             (61.5)
   Other, net                                                   4.1               11.5                (0.3)              17.6
   Net change in non-cash working capital
   (Note 15(c))                                                 8.3             (145.0)               49.4              (95.0)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Cash provided by operating activities                         687.7              489.0             1,416.1            1,077.1
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
INVESTING ACTIVITIES
Capital expenditures (Note 10)                               (408.7)            (346.1)             (681.9)            (655.8)
Acquisition (Note 11)                                          (1.9)                --               (29.4)                --
Proceeds from the sale of property and other assets             2.7                4.3                 3.4               16.4
Other                                                          (2.1)               0.2                (8.3)              (0.8)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Cash used by investing activities                            (410.0)            (341.6)             (716.2)            (640.2)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------

FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                     56.1               16.8               144.0               43.8
Dividends to shareholders                                    (143.9)             (48.3)             (143.9)             (90.6)
Purchase of Common Shares and Non-Voting Shares for
   cancellation (Note 13(g))                                 (272.1)                --              (430.4)                 --
Long-term debt issued (Note 12)                                 4.4               10.5                 4.4               37.8
Redemptions and repayment of long-term debt (Note 12)         (19.3)              (2.8)              (20.3)             (37.0)
Payment for redemption of preference and preferred
   shares                                                        --              (35.8)                 --              (35.8)
Dividends paid by a subsidiary to non-controlling
   interests                                                   (7.9)                --                (7.9)                 --
Other                                                          (1.2)              (3.6)               (1.2)              (3.6)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Cash used by financing activities                            (383.9)             (63.2)             (455.3)             (85.4)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
CASH POSITION
Increase (decrease) in cash and temporary
   investments, net                                          (106.2)              84.2               244.6              351.5
Cash and temporary investments, net, beginning
   of period                                                1,247.3              273.5               896.5                6.2
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Cash and temporary investments, net, end of period     $    1,141.1       $      357.7        $    1,141.1       $      357.7
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)                                        $     (293.8)      $     (293.8)       $     (306.9)      $     (316.6)
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Interest received                                      $       18.8       $        7.0        $       25.1       $       21.2
------------------------------------------------------ ---------------    ---------------     ---------------    ---------------
Income taxes (inclusive of Investment Tax Credits
   (Note 6)) received, net                             $       20.4       $       81.0        $       19.3       $      185.6
====================================================== ===============    ===============     ===============    ===============

The accompanying notes are an integral part of these interim consolidated financial statements

-------------------------------------------------------------------------------
notes to interim consolidated financial statements
-------------------------------------------------------------------------------


JUNE 30, 2005 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1.   Interim Financial Statements
     The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2004, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

     The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

     These interim consolidated financial statements reflect subsequent events up to and including August 4, 2005, such date hereinafter referred to as the date of these interim consolidated financial statements.

2.   Accounting Policy Developments

     (a)  Earnings per Share
     Possibly commencing in the Company's 2005 fiscal year, proposed amendments to the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. These proposed amendments, in the Company's specific instance, may result in the diluted earnings per share denominator being adjusted, using the reverse treasury stock method, for the theoretical issuance of shares from treasury to settle obligations arising from the issuance of restricted stock units that have the possibility of equity settlement (see Note 8(c)); for purposes of the calculation the Company will be required to assume that shares will be necessary to settle the obligation, and that the shares will be issued from treasury. The restricted stock units issued by the Company that do not have the possibility of equity settlement will not be affected by these proposed amendments. The Company does not expect to be materially affected by the proposed amendments to the recommendations.

     (b)  Non-Monetary Transactions
     Commencing with the Company's 2006 fiscal year, the amended recommendations of the CICA for measurement of non-monetary transactions (CICA Handbook Section 3830) will apply to the Company. The amended recommendations will result in non-monetary transactions normally being measured at their fair values, unless certain criteria are met. The Company's current operations are not materially affected by the amended recommendations.

     (c)  Subsequent Events
     Commencing in the Company's 2006 fiscal year, the proposed amended recommendations of the CICA for subsequent events (CICA Handbook Section
     3820) will apply to the Company. The proposed amended recommendations will result in closer harmony with the corresponding requirements of U.S. GAAP. The Company does not expect to be materially affected by the proposed amended recommendations.

     (d)  Comprehensive Income
     Commencing with the Company's 2007 fiscal year, the new recommendations of the CICA for accounting for comprehensive income (CICA Handbook Section
     1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) will apply to the Company. In the Company's specific instance, the transitional rules for these sections require implementation at the beginning of a fiscal year; the Company will not be implementing these recommendations in its 2005 fiscal year. The concept of comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
     Note 18(i), is largely aligned with comprehensive income as prescribed by Canadian GAAP. In the Company's specific instance, however, there is a difference in other comprehensive income in that U.S. GAAP includes the concept of minimum pension liabilities and Canadian GAAP does not.

3.   Financial Instruments
     During the first quarter of 2005, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units (see Note 8(c)); hedge accounting has been applied to this relationship.

     As at June 30, 2005, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.$25.5 million of fiscal 2005 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the Mobility segment.

         Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

                                                             As at June 30, 2005                 As at December 31, 2004
   ---------------------------------------------------------------------------------------------------------------------------
                                   Hedging item
                                     maximum             Carrying                              Carrying
   (millions)                      maturity date          amount            Fair value          amount           Fair value
   ---------------------------------------------------------------------------------------------------------------------------
   Assets
     Derivatives(2)(3) used to
       manage changes in
       compensation costs
       arising from restricted
       stock units (Note 8(c))    November 2007       $        6.1       $       12.8       $        2.1       $        6.3
   ---------------------------------------------------------------------------------------------------------------------------
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated purchases to
       which hedge accounting
       is applied                 September 2005      $         --       $        0.6       $         --       $         --
   ---------------------------------------------------------------------------------------------------------------------------
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated temporary
       investments                February 2005       $         --       $         --       $        3.4       $        3.4
   ============================================================================================================================

                                                             As at June 30, 2005                 As at December 31, 2004
   ---------------------------------------------------------------------------------------------------------------------------
                                   Hedging item
                                     maximum             Carrying                              Carrying
   (millions)                      maturity date          amount            Fair value          amount           Fair value
   ---------------------------------------------------------------------------------------------------------------------------
 Liabilities
     Long-term debt
      Principal(1) (Note 12)                          $    6,272.1        $   7,223.6       $    6,345.3       $   7,342.3
      Derivatives(2)(3) used to
        manage interest rate
        and currency risks
        associated with U.S.
        dollar denominated debt
        (Note 15(b))                June 2011                960.9            1,314.5            1,032.6           1,299.5
      Derivatives(2)(4) used to
        manage interest rate
        risk associated with
        Canadian dollar
        denominated debt            June 2006                   --                0.4                 --               1.3
   ---------------------------------------------------------------------------------------------------------------------------
                                                      $    7,233.0       $    8,538.5       $    7,377.9       $   8,643.1
   ---------------------------------------------------------------------------------------------------------------------------
     Derivatives(2)(3) used to
       manage currency risks
       arising from U.S. dollar
       denominated purchases
       - To which hedge
       accounting is applied        June 2005         $         --       $         --       $         --       $       2.6
       - To which hedge
       accounting is not applied   October 2005       $         --       $        0.5       $         --       $       2.0
   ============================================================================================================================

(1)  The December 31, 2004, carrying amount of long-term debt, for purposes of this table, includes the carrying amount of the convertible debenture conversion option.
(2)  Notional amount of all derivative financial instruments outstanding is $5,392.7 (December 31, 2004 - $5,559.2).
(3)  Designated as cash flow hedging items.
(4)  Designated as fair value hedging items.

4. Restructuring and Workforce Reduction Costs

   (a)   Overview

   Three-month periods ended June 30
   (millions)                                               2005                                       2004
   -----------------------------------------------------------------------------     -----------------------------------------
                                                         Programs                                    Operational
                                           Programs      initiated                     Programs      Efficiency
                                           initiated     prior to                      initiated     Program
                                            in 2005         2005          Total        in 2004       (2001-2003)      Total
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce
      reduction costs
      Workforce reduction
        Voluntary                          $    0.3      $     --      $    0.3        $     --      $      --      $     --
        Involuntary                             8.4            --           8.4             0.2             --           0.2
      Lease termination                        (1.5)           --          (1.5)             --             --            --
      Other                                     0.1           0.1           0.2             0.3            0.2           0.5
   ---------------------------------------------------------------------------------------------------------------------------
                                                7.3           0.1           7.4             0.5            0.2           0.7
   ---------------------------------------------------------------------------------------------------------------------------
   Disbursements
      Workforce reduction
        Voluntary (Early Retirement
        Incentive Plan, Voluntary
        Departure Incentive Plan and
        other)                                   --            --            --              --           0.1           0.1
        Involuntary and other                   3.2           5.1           8.3             3.7           4.6           8.3
      Lease termination                         2.7           0.3           3.0              --           1.1           1.1
      Other                                     0.1           0.1           0.2              --           0.2           0.2
   ---------------------------------------------------------------------------------------------------------------------------
                                                6.0           5.5          11.5             3.7           6.0           9.7
   ---------------------------------------------------------------------------------------------------------------------------
   Expenses greater than (less than)
      disbursements                             1.3          (5.4)         (4.1)           (3.2)         (5.8)         (9.0)
   Other                                        3.1            --           3.1              --            --            --
   ---------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in restructuring
      and workforce reduction accounts
      payable and accrued liabilities           4.4          (5.4)         (1.0)           (3.2)         (5.8)         (9.0)
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, beginning of period          7.3          51.1          58.4            14.4          74.1          88.5
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, end of period           $   11.7      $   45.7      $   57.4        $   11.2      $   68.3      $   79.5
   ===========================================================================================================================


   Six-month periods ended June 30
   (millions)                                               2005                                        2004
   -----------------------------------------------------------------------------     -----------------------------------------
                                                         Programs                                    Operational
                                           Programs      initiated                     Programs      Efficiency
                                           initiated     prior to                      initiated     Program
                                            in 2005         2005          Total        in 2004       (2001-2003)      Total
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction
      costs
      Workforce reduction
        Voluntary                          $    0.3      $     --      $    0.3        $     --      $     --      $      --
        Involuntary                            13.3           0.9          14.2            15.9            --           15.9
      Lease termination                         1.5            --           1.5              --            --             --
      Other                                     0.1           0.7           0.8             0.3           0.4            0.7
   ---------------------------------------------------------------------------------------------------------------------------
                                               15.2           1.6          16.8            16.2           0.4           16.6
   ---------------------------------------------------------------------------------------------------------------------------
   Disbursements
      Workforce reduction
        Voluntary (Early Retirement
        Incentive Plan, Voluntary
        Departure Incentive Plan
        and other)                               --           1.9           1.9              --          46.6          46.6
        Involuntary and other                   3.7          23.3          27.0             5.0          23.3          28.3
      Lease termination                         2.8           0.7           3.5              --           2.2           2.2
      Other                                     0.1           0.7           0.8              --           1.0           1.0
   ---------------------------------------------------------------------------------------------------------------------------
                                                6.6          26.6          33.2             5.0          73.1          78.1
   ---------------------------------------------------------------------------------------------------------------------------
   Expenses greater than (less than)
      disbursements                             8.6         (25.0)        (16.4)           11.2         (72.7)        (61.5)
   Other                                        3.1            --           3.1              --            --            --
   ---------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in restructuring
      and workforce reduction accounts
      payable and accrued liabilities          11.7         (25.0)        (13.3)           11.2         (72.7)        (61.5)
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, beginning of period           --          70.7          70.7              --         141.0         141.0
   ---------------------------------------------------------------------------------------------------------------------------
   Restructuring and workforce reduction
      accounts payable and accrued
      liabilities, end of period           $   11.7      $   45.7      $   57.4        $   11.2      $   68.3      $   79.5
   ===========================================================================================================================

(b)   Programs Initiated in 2005
In the first two quarters of 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives are aimed to improve the Company's operating and capital productivity.

The Company's estimate of restructuring and workforce reduction costs in 2005 is not expected to exceed $100 million.

(c)   Programs Initiated Prior to 2005
    Programs initiated in 2004: In the first quarter of 2004, a departmental reorganization was initiated, primarily in the Communications segment information technology resources area, consolidating from 15 locations to two primary locations. This reorganization, which had an implementation cost in 2004 of approximately $12 million, is expected to enable greater efficiencies of scale and effectiveness of program delivery.

In the third quarter of 2004, a departmental reorganization was initiated in the Communications segment with the merging of two customer-facing business units. The resulting integration and consolidation aimed to improve the Company's competitiveness as well as its operating and capital productivity. This reorganization had an implementation cost in 2004 of approximately $24 million.

In addition to the foregoing initiatives, the Company had undertaken additional activities in 2004 aimed at improving its operating and capital productivity and competitiveness. These additional activities had a cost in 2004 of approximately $16 million.

As at June 30, 2005, no future expenses remain to be accrued or recorded under the programs initiated in 2004, but variances from estimates currently recorded may be recorded in subsequent periods.

    Operational Efficiency Program (2001-2003): In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the Operational Efficiency Program was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. The second phase of the Operational Efficiency Program, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. The third phase of the Operational Efficiency Program, which commenced in the third quarter of 2002, was focused on operationalizing the initiatives identified during the second phase review and included: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

As at June 30, 2005, no future expenses remain to be accrued or recorded under the Operational Efficiency Program (2001-2003), but variances from estimates currently recorded may be recorded in subsequent periods.

5. Financing Costs
                                                                  Three months                            Six months
   Periods ended June 30 (millions)                         2005                2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Interest on long-term debt                         $      175.9       $      162.9       $      333.7        $      326.5
   Interest on short-term obligations and other                2.6                4.6                3.8                 6.4
   Foreign exchange(1)                                         0.6               (0.1)               3.1                (0.7)
   ----------------------------------------------------------------------------------------------------------------------------
                                                             179.1              167.4              340.6               332.2
   Interest income
      Interest on tax refunds                                 (1.9)              (8.3)             (17.5)              (26.0)
      Other interest income                                   (9.0)              (2.2)             (16.5)               (4.3)
   ----------------------------------------------------------------------------------------------------------------------------
                                                             (10.9)             (10.5)             (34.0)              (30.3)
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $      168.2       $      156.9       $      306.6        $      301.9
   ============================================================================================================================
     (1)  For the three-month and six-month periods ended June 30, 2005, these amounts include losses of $0.1
          (2004 - $0.4) and $0.1 (2004 - $0.7), respectively, in respect of cash flow hedge ineffectiveness;
          no gains or losses were experienced arising from fair value hedge ineffectiveness.

6. Income Taxes
                                                                Three months                           Six months
   Periods ended June 30 (millions)                        2005               2004               2005               2004
   ----------------------------------------------------------------------------------------------------------------------------
    Current                                            $       2.7         $    (53.8)       $     (18.7)       $     (83.0)
    Future                                                   103.3               98.7              195.0              190.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                       $     106.0         $     44.9        $     176.3        $     107.5
   ============================================================================================================================

   The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:

   Three-month periods ended June 30 ($ in
      millions)                                                      2005                                  2004
   ----------------------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                       $     102.5               34.5%       $      75.8               34.7%
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                                --                                 (34.2)
    Share option compensation                                  0.8                                   1.5
    Revaluation of future tax assets and
      liabilities for changes in statutory income
      tax rates                                                 --                                  (1.2)
    Other                                                     (1.2)                                 (0.8)
   ----------------------------------------------------------------------------------------------------------------------------
                                                             102.1               34.4%              41.1               18.8%
   Large corporations tax                                      3.9                                   3.8
   ----------------------------------------------------------------------------------------------------------------------------
    Income tax expense per Consolidated Statements
      of Income                                        $     106.0               35.7%      $       44.9               20.6%
   ============================================================================================================================<

   Six-month periods ended June 30 ($ in millions)                  2005                                  2004
   ----------------------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                      $      211.2           34.5%           $     132.9               34.7%
    Change in estimates of available deductible
      differences in prior years                             (36.0)                                   --
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                             (11.3)                                (35.8)
    Share option compensation                                  2.1                                   3.4
    Revaluation of future tax assets and
      liabilities for changes in statutory income
      tax rates                                                 --                                  (2.5)
    Other                                                      1.2                                   0.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                             167.2           27.4%                  98.4               25.7%
   Large corporations tax                                      9.1                                   9.1
   ----------------------------------------------------------------------------------------------------------------------------
    Income tax expense per Consolidated Statements
      of Income                                       $      176.3           28.8%           $     107.5               28.1%
   ============================================================================================================================

7.   Per Share Amounts
     Basic income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures.

     The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

                                                                Three months                            Six months
   Periods ended June 30 (millions)                        2005              2004                2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net income                                          $     189.5       $     172.3        $      431.7        $      273.6
   Deduct:
     Preference and preferred share dividends                   --               0.8                  --                 1.7
     Redemption premium on preference and preferred
      shares in excess of amount chargeable to
      contributed surplus                                       --                --                  --                 2.3
   ----------------------------------------------------------------------------------------------------------------------------
   Basic Common Share and Non-Voting Share income            189.5             171.5               431.7               269.6
   Add: Interest charges applicable to convertible
     debentures, net of income tax effects                      --               1.8                  --                  --
   ----------------------------------------------------------------------------------------------------------------------------
   Diluted Common Share and Non-Voting Share income    $     189.5       $     173.3        $      431.7        $      269.6
   ============================================================================================================================


                                                                Three months                            Six months
   Periods ended June 30 (millions)                         2005                2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Basic total weighted average Common Shares and
     Non-Voting Shares outstanding                           358.1              354.3              359.1               353.7
    Effect of dilutive securities
     Exercise of share options and warrants                    4.3                2.0                3.8                 2.3
     Exercise of convertible debentures
     conversion option                                          --                3.8                 --                  --
   ----------------------------------------------------------------------------------------------------------------------------
    Diluted total weighted average Common Shares
     and Non-Voting Shares outstanding                       362.4              360.1              362.9               356.0
   ============================================================================================================================

     For the three-month and six-month periods ended June 30, 2005, certain outstanding share options, in the amount of 0.2 million (2004 - 18.9 million) and 0.8 million (2004 - 18.6 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share options' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods. Convertible debentures, which were convertible into 3.8 million shares, were not included in the computation of diluted income per Common Share and Non-Voting Share for the six-month period ended June 30, 2004, as they were antidilutive (see Note 12(b)).

8.   Share-Based Compensation

     (a)  Details of Share-Based Compensation Expense
     Reflected in the Consolidated Statements of Income as "Operations expense" are the following share-based compensation amounts:

                                                        Three months                        Six months
   Periods ended June 30 (millions)                2005             2004               2005             2004
   --------------------------------------------------------------------------------------------------------------
   Share options                              $      2.1       $     4.4          $     6.3        $     9.8
   Other share-based compensation                    5.0             1.5                8.7              2.6
   --------------------------------------------------------------------------------------------------------------
                                              $      7.1       $     5.9          $    15.0        $    12.4
   ==============================================================================================================

(b)  Share Options
     Effective January 1, 2004, for purposes of Canadian generally accepted accounting principles, the Company applies the fair value based method of accounting for share-based compensation awards granted to employees. As only share options granted after 2001 are included, the compensation expense arising from share options is not likely to be representative of the effects on reported net income for future years. Share options typically vest over a three-year period and the vesting method of options, which is determined at the date of grant, may be either cliff or graded. The weighted average fair value of options granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model, are as follows:

                                                             Three months                      Six months
    Periods ended June 30                                2005           2004               2005          2004
   ---------------------------------------------------------------------------------------------------------------
    Share option fair value (per share option)     $    12.00       $   6.77           $  11.29        $  7.74
    Risk free interest rate                               3.7%           3.9%               3.7%           3.8%
    Expected lives (years)                                4.5            4.5                4.5            4.5
    Expected volatility                                  40.0%          40.0%              40.0%          40.0%
    Dividend yield                                        2.1%           2.7%               2.3%           2.4%
   ---------------------------------------------------------------------------------------------------------------

(c)  Other Share-Based Compensation
     The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share are recorded as additional restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives (typically the vesting period is 33 months and the vesting method, which is determined at the date of grant, may be either cliff or graded). The following table presents a summary of the activity related to the Company's restricted stock units.

   Periods ended June 30, 2005                       Three months                     Six months
   ------------------------------------------------------------------------------------------------------
                                             Number of                        Number of
                                            restricted       Weighted        restricted        Weighted
                                            stock units    average price     stock units     average price
   ------------------------------------------------------------------------------------------------------
   Outstanding, beginning of period           1,612,385                         998,487
   Issued
      Initial allocation                         15,380       $36.80            777,512          $ 36.01
      In lieu of dividends                        7,756        42.44             16,307            39.80
   Settled                                       (3,063)       38.80           (124,069)           34.19
   Forfeited and cancelled                      (12,579)       41.79            (48,358)           41.79
   ------------------------------------------------------------------------------------------------------
   Outstanding, end of period                 1,619,879                       1,619,879
   ======================================================================================================

     With respect to restricted stock units issued in the first quarter of 2005, and which cliff vest in the fourth quarter of 2007, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $40.91 per restricted stock unit in respect of 600,000 restricted stock units. Similarly, in 2004, with respect to restricted stock units issued in the first quarter of 2004, and which cliff vest in the fourth quarter of 2006, the Company entered into a cash-settled equity forward agreement that fixes the cost to the Company at $26.61 per restricted stock unit in respect of 652,550 restricted stock units.

9.   Accounts Receivable

     On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement has an initial term ending July 18, 2007. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the initial term; at June 30, 2005, the rating was BBB (high).

                                                      As at            As at
                                                    June 30,        December 31,
    (millions)                                        2005              2004
   -----------------------------------------------------------------------------
   Total managed portfolio                        $   1,002.6      $  1,021.7
   Securitized receivables                             (180.6)         (181.3)
   Retained interest in receivables sold                 24.3            23.1
   -----------------------------------------------------------------------------
   Receivables held                               $     846.3      $    863.5
   =============================================================================

     For the three-month and six-month periods ended June 30, 2005, the Company recognized losses of $0.3 million (2004 - $0.4 million) and $0.7 million (2004 - $0.2 million), respectively, on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:

                                                                Three months                      Six months
   Periods ended June 30 (millions)                        2005             2004             2005             2004
   -------------------------------------------------------------------------------------------------------------------
   Cumulative proceeds from securitization,
      beginning of period                             $    150.0       $    150.0       $    150.0        $    300.0
   Securitization reduction payments                          --               --               --            (150.0)
   -------------------------------------------------------------------------------------------------------------------
   Cumulative proceeds from securitization,
      end of period                                   $    150.0       $    150.0       $    150.0        $    150.0
   -------------------------------------------------------------------------------------------------------------------
   Proceeds from collections reinvested in
      revolving period securitizations                $    361.9       $    372.5       $    714.6        $  1,055.0
   -------------------------------------------------------------------------------------------------------------------
   Proceeds from collections pertaining to retained
      interest                                        $     58.4       $     68.2       $    112.9        $    200.5
   ===================================================================================================================

10.  Capital Assets

     (a) Capital Assets, Net
                                                                          Accumulated
                                                                        Depreciation and
                                                           Cost           Amortization                Net Book Value
   ----------------------------------------------------------------------------------------------------------------------------
   (millions)                                                                                    As at                As at
                                                                                                June 30,           December 31,
                                                                                                  2005                 2004
   ----------------------------------------------------------------------------------------------------------------------------
   Property, plant, equipment and other
      Telecommunications assets                       $   17,260.8       $   11,631.6       $    5,629.2        $    5,814.3
      Assets leased to customers                             523.6              438.6               85.0               106.5
      Buildings and leasehold improvements                 1,700.4              874.2              826.2               852.6
      Office equipment and furniture                         993.1              727.0              266.1               253.8
      Assets under capital lease                              18.7                5.0               13.7                11.7
      Other                                                  322.3              235.4               86.9                91.1
      Land                                                    46.7                  -               46.7                46.8
      Assets under construction                              503.6                  -              503.6               329.6
      Materials and supplies                                  22.7                  -               22.7                21.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                          21,391.9           13,911.8            7,480.1             7,528.2
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets subject to amortization
      Subscriber base                                        362.9              105.5              257.4               268.2
      Software                                             1,137.0              798.9              338.1               388.4
      Access to rights-of-way and other                      124.8               47.8               77.0                80.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                           1,624.7              952.2              672.5               737.0
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets with indefinite lives
      Spectrum licences(1)                                 3,983.1            1,018.5            2,964.6             2,955.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $   26,999.7       $   15,882.5       $   11,117.2        $   11,221.0
   ============================================================================================================================
    (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

   Included in capital expenditures for the three-month and six-month periods ended June 30, 2005, were additions of intangible assets subject to amortization of $48.0 million (2004 - $56.1 million) and $86.0 million (2004 - $89.0 million), respectively, and intangible assets with indefinite lives of NIL (2004 - NIL) and $8.8 million (2004 - NIL), respectively.

   (b) Intangible Assets Subject to Amortization
   Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2005, for each of the next five fiscal years is as follows:

    Years ending December 31 (millions)
    ------------------------------------------------------------------------------------------------------
    2005 (balance of year)                                                                 $      129.7
    2006                                                                                          177.4
    2007                                                                                           90.9
    2008                                                                                           23.7
    2009                                                                                            9.7

11. Goodwill

    Periods ended June 30, 2005 (millions)                                    Three months    Six months
    ------------------------------------------------------------------------------------------------------
    Balance, beginning of period                                            $    3,147.5   $    3,126.8
    Goodwill arising from acquisitions                                               1.5           24.5
    Foreign exchange on goodwill of self-sustaining foreign operations               1.1           (1.2)
    ------------------------------------------------------------------------------------------------------
    Balance, end of period                                                  $     3,150.1  $    3,150.1
   =======================================================================================================

        Ambergris Solutions Inc.: The goodwill addition in the six-month period ended June 30, 2005, none of which is expected to be deductible for tax purposes, arose from the cash acquisition of an effective 52.5% economic interest in Ambergris Solutions Inc., a business process outsourcing company. The acquisition was effected in two steps: one on February 15, 2005, for an effective 49% economic interest and one on May 13, 2005, for an effective 3.5% economic interest. The initial effective 49% economic interest resulted in the Company controlling Ambergris Solutions Inc. as the Company controlled, but did not wholly-own, an intermediate holding company which, in turn, controlled, but did not wholly-own, Ambergris Solutions Inc. This investment was made with a view to enhancing the Company's competitiveness in contact centre offerings. The primary factor that contributed to a purchase price that resulted in the recognition of goodwill is the low degree of net tangible assets in the industry relative to the market value of established Asian operations. Effective February
    15, 2005, Ambergris Solutions Inc.'s results are included in the Company's Consolidated Statements of Income and are included in the Company's Communications segment.

    The following is a summarized balance sheet disclosing the preliminary fair values assigned to each major asset and liability class as at the date of acquisition:

                                                                                             Operational and
                                                                                            foreign exchange
                                                       February 15,                        adjustments arising
                                                           2005             May 13,         between purchase
   (millions)                                            purchase         2005 purchase          dates                 Total
   ----------------------------------------------------------------------------------------------------------------------------
   Assets
      Current Assets                                  $        9.2       $         0.3        $      (1.1)      $         8.4
   ----------------------------------------------------------------------------------------------------------------------------
      Capital Assets, Net                                     10.3                 0.5                2.5                13.3
   ----------------------------------------------------------------------------------------------------------------------------
      Other Assets
        Other                                                  0.5                   -                  -                 0.5
        Goodwill                                              23.0                 1.5                  -                24.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                              23.5                 1.5                  -                25.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $        43.0      $         2.3        $       1.4       $        46.7
   ----------------------------------------------------------------------------------------------------------------------------
   Liabilities
      Current Liabilities                             $        5.5       $         0.2        $       1.2       $         6.9
      Future Income Taxes                                      5.3                 0.2               (0.1)                5.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                              10.8                 0.4                1.1                12.3
   ----------------------------------------------------------------------------------------------------------------------------
   Non-Controlling Interest                                    4.7                   -                0.3                 5.0
   ----------------------------------------------------------------------------------------------------------------------------
   Purchase Price                                             27.5                 1.9                  -                29.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $       43.0       $         2.3        $       1.4       $        46.7
   ============================================================================================================================

   The following pro forma supplemental information represents certain results of operations as if the business acquisitions had been completed as at the beginning of the periods presented.

   Three-month periods ended June 30 ($ in millions
   except per share amounts)                                        2005                                   2004
   ----------------------------------------------------------------------------------------------------------------------------
                                                       As reported        Pro forma(1)       As reported         Pro forma(2)
   Operating revenues                                 $    2,018.5       $    2,018.5       $    1,865.6        $    1,876.7
   Net income                                         $      189.5       $      189.5       $      172.3        $      172.7
   Income per Common Share and Non-Voting Share
      - Basic                                         $       0.53       $       0.53       $       0.48        $       0.49
      - Diluted                                       $       0.52       $       0.52       $       0.48        $       0.48
   ----------------------------------------------------------------------------------------------------------------------------


   Six-month periods ended June 30 ($ in millions
   except per share amounts)                                        2005                                  2004
   ----------------------------------------------------------------------------------------------------------------------------
                                                       As reported        Pro forma(1)       As reported         Pro forma(2)
   Operating revenues                                 $    3,993.2       $    3,998.0       $    3,669.4        $    3,697.3
   Net income                                         $      431.7       $      432.2       $      273.6        $      276.2
   Income per Common Share and Non-Voting Share
      - Basic                                         $       1.20       $       1.20       $       0.76        $       0.77
      - Diluted                                       $       1.19       $       1.19       $       0.76        $       0.76
   ----------------------------------------------------------------------------------------------------------------------------

     (1) Pro forma amounts for 2005 reflect Ambergris Solutions Inc.
     (2) Pro forma amounts for 2004 reflect Ambergris Solutions Inc. and ADCOM, Inc. ADCOM, Inc. was purchased effective November 15, 2004, and its results have been included in the Company's Consolidated Statements of Income effective the same date.

12. Long-Term Debt

    (a)  Details of Long-Term Debt
                                                                                                 As at               As at
   ($ in millions)                                                                             June 30,           December 31,
           Series              Rate of interest                  Maturity                        2005                 2004
   ----------------------------------------------------------------------------------------------------------------------------
  TELUS Corporation Notes
             CA                        7.5%(1)                 June 2006                     $    1,575.7       $    1,574.6
          U.S. (2)                     7.5%(1)                 June 2007                          1,426.6            1,398.6
          U.S. (3)                     8.0%(1)                 June 2011                          2,349.8            2,303.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,352.1            5,277.1
   ----------------------------------------------------------------------------------------------------------------------------

   TELUS Corporation Convertible Debentures
                                      6.75%(1)                 June 2010                               --              141.6
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. Debentures
             1                       12.00%(1)                 May 2010                              50.0               50.0
             2                       11.90%(1)                 November 2015                        125.0              125.0
             3                       10.65%(1)                 June 2021                            175.0              175.0
             5                        9.65%(1)                 April 2022                           249.0              249.0
             B                        8.80%(1)                 September 2025                       200.0              200.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                    799.0              799.0
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. First Mortgage Bonds
             U                       11.50%(1)                 July 2010                             30.0               30.0
   ----------------------------------------------------------------------------------------------------------------------------
   TELUS Communications Inc. Medium Term Notes
             1                        7.10%(1)                 February 2007                         70.0               70.0
   ----------------------------------------------------------------------------------------------------------------------------
   Capital leases issued at varying rates of interest from 4.1% to 18.7% and maturing
      on various dates up to 2013                                                                    13.5               10.7
   ----------------------------------------------------------------------------------------------------------------------------
   Other                                                                                              7.5                8.1
   ----------------------------------------------------------------------------------------------------------------------------
   Total debt                                                                                     6,272.1            6,336.5
   Less - current maturities                                                                      1,581.0                4.3
   ----------------------------------------------------------------------------------------------------------------------------
   Long-Term Debt                                                                            $    4,691.1       $    6,332.2
   ============================================================================================================================
   (1) Interest is payable semi-annually.
   (2) Principal face value of notes is U.S.$1,166.5 million (December 31, 2004 - U.S.$1,166.5 million).
   (3) Principal face value of notes is U.S.$1,925.0 million (December 31, 2004 - U.S.$1,925.0 million).

(b)  TELUS Corporation Convertible Debentures
     The 6.75% convertible debentures were unsecured, subordinated obligations of the Company that were to mature on June 15, 2010, and were convertible at the holders' option into Non-Voting Shares of the Company at a rate reflecting a share price of $39.73. The convertible debentures were not redeemable prior to June 15, 2003. Redemption in the period from June 15, 2003, through June 15, 2005, was allowed if the average trading price of the Non-Voting Shares for a defined period exceeds 125% of the conversion price.

     The holder's embedded conversion option was valued using the residual value approach and was presented as a component of shareholders' equity (see Note 13(a)).

     On May 9, 2005, the Company provided notice of redemption for its convertible debentures at par, plus accrued and unpaid interest, for redemption on June 16, 2005.

     During the three-month and six-month periods ended June 30, 2005, convertible debenture holders exercised conversion options resulting in $131.7 million of convertible debenture principal being converted into 3,315,218 Non-Voting Shares and $131.7 million of convertible debenture principal being converted into 3,316,047 Non-Voting Shares, respectively (see Note 13(b)). The conversion options in respect of $17.9 million of convertible debenture principal were not exercised and this principal amount was redeemed on June 16, 2005.

(c)  TELUS Corporation Credit Facilities
     On May 4, 2005, TELUS Corporation entered into a new $1.6 billion bank credit facility with a syndicate of financial institutions. The new credit facilities consist of: i) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 7, 2008, to be used for general corporate purposes, and ii) an $800 million (or U.S. Dollar equivalent) revolving credit facility expiring on May 4, 2010, to be used for general corporate purposes. These new facilities replaced the Company's existing committed credit facilities prior to the availability termination dates of such facilities.

     TELUS Corporation's new credit facilities are unsecured and bear interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its long-term debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facilities.

     Continued access to TELUS Corporation's credit facilities is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

     No amounts were drawn under the Company's credit facilities as at June 30, 2005, and December 31, 2004.

     (d)  Debt Covenants
     As at June 30, 2005, the Company and its subsidiaries are in compliance with all of their debt covenants.

     (e)  Long-Term Debt Maturities
     Anticipated requirements to meet long-term debt repayments during each of the five years ending December 31 are as follows:

     (millions)                                                      Total(1)
     ---------------------------------------------------------------------------
     2005 (balance of year)                                       $        2.9
     2006                                                              1,587.6
     2007                                                              1,871.2
     2008                                                                  3.2
     2009                                                                  2.0

     (1) Where applicable, repayments reflect hedged foreign exchange rates


13.  Shareholders' Equity

     (a) Details of Shareholders' Equity

                                                         As at         As at
                                                       June 30,     December 31,
   ($ in millions except per share amounts)               2005         2004
   -----------------------------------------------------------------------------
   Convertible debentures conversion option
   (Note 12(b))                                        $   --      $       8.8
   -----------------------------------------------------------------------------
   Preferred equity
        Authorized                        Amount
          First Preferred Shares      1,000,000,000
          Second Preferred Shares     1,000,000,000
   Common equity
      Share capital
        Shares
          Authorized                      Amount
            Common Shares             1,000,000,000
            Non-Voting Shares         1,000,000,000
          Issued
            Common Shares (b)                           2,360.8        2,407.5
            Non-Voting Shares (b)                       3,595.9        3,426.7
   -----------------------------------------------------------------------------
                                                        5,956.7        5,834.2
   -----------------------------------------------------------------------------
    Other
      Options and warrants (c)                             12.8           26.9
      Accrual for shares issuable
        under channel stock incentive plan (d)               --            0.8
   -----------------------------------------------------------------------------
                                                           12.8           27.7
   -----------------------------------------------------------------------------
    Cumulative foreign currency translation adjustment     (4.1)          (2.2)
    Retained earnings                                   1,044.6        1,008.1
    Contributed surplus (e)                               144.7          149.0
   -----------------------------------------------------------------------------
                                                        7,154.7        7,016.8
   -----------------------------------------------------------------------------
   Total Shareholders' Equity                        $  7,154.7      $ 7,025.6
   =============================================================================

  (b) Changes in Common Shares and Non-Voting Shares

    Periods ended June 30, 2005                                  Three months                            Six months
   ----------------------------------------------------------------------------------------------------------------------------
                                                        Number of            Amount           Number of             Amount
                                                          shares           (millions)           shares            (millions)
   ----------------------------------------------------------------------------------------------------------------------------
   Common Shares
      Beginning of period                              190,891,999       $    2,389.0        192,748,738        $    2,407.5
      Exercise of share options (f)                        267,887                9.0            588,890                17.7
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                 (2,972,500)             (37.2)        (5,069,600)              (63.4)
      Expiration of predecessor share exchange
        privilege (h)                                           --                 --            (80,642)               (1.0)
   ----------------------------------------------------------------------------------------------------------------------------
      End of period                                    188,187,386       $    2,360.8        188,187,386        $    2,360.8
   ----------------------------------------------------------------------------------------------------------------------------
   Non-Voting Shares
      Beginning of period                              167,491,890       $    3,477.3        165,803,123        $    3,426.7
      Exercise of warrants (c)                             276,434               10.2            278,458                10.3
      Exercise of convertible debenture conversion
        option                                           3,315,218              132.9          3,316,047               132.9
      Channel stock incentive plan (d)                          --                 --             12,225                 0.4
      Exercise of share options (f)                      1,701,022               49.0          5,437,138               141.9
      Purchase of shares for cancellation pursuant
        to normal course issuer bid (g)                 (3,540,200)             (73.5)        (5,576,300)             (115.7)
      Expiration of predecessor share exchange
        privilege (h)                                           --                 --            (26,327)               (0.6)
   ----------------------------------------------------------------------------------------------------------------------------
      End of period                                    169,244,364       $    3,595.9        169,244,364        $    3,595.9
   ============================================================================================================================

  (c) Options and Warrants
  Upon its acquisition of Clearnet Communications Inc. ("Clearnet") in 2000, the Company was required to record the intrinsic value of Clearnet options and warrants outstanding at that time. As these options and warrants are exercised, the corresponding intrinsic values are reclassified to share capital. As these options and warrants are forfeited or as they expire, the corresponding intrinsic values are reclassified to contributed surplus. Proceeds arising from the exercise of these options and warrants are credited to share capital.

  Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a Non-Voting Share at a price of U.S.$10.00 per share until September 15, 2005.

  (d) Channel Stock Incentive Plan
  The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. During the first half of 2005, terms of the Plan were amended such that the Non-Voting Shares earned were no longer to be issued from Treasury and, as a result, as at June 30, 2005, Non-Voting Shares earned are no longer accrued as a component of Common Equity.

  (e) Contributed Surplus
  The following table presents a summary of the activity related to the Company's contributed surplus for the three-month and six-month periods ended June 30, 2005:


   Periods ended June 30, 2005 (millions)                                       Three months        Six months
   ---------------------------------------------------------------------------------------------------------------
   Balance, beginning of period                                                $     143.7         $     149.0
   Share option expense recognized in period (Note 8(a))                               2.1                 6.3
   Share option expense reclassified to Non-Voting Share capital
     account upon exercise of share options                                           (2.3)              (11.8)
   Unexercised, expired convertible debenture conversion option                        1.2                 1.2
   ---------------------------------------------------------------------------------------------------------------
   Balance, end of period                                                      $     144.7         $      144.7
   ==============================================================================================================

  (f) Share Option Plans
  The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the time of grant. Options granted under the plans may be exercised over specific periods not to exceed ten years from the time of grant.

  The following table presents a summary of the activity related to the Company's share options plans for the periods ended June 30.

   Periods ended June 30, 2005                        Three months                           Six months
   --------------------------------------------------------------------------------------------------------------
                                            Number of          Weighted           Number of         Weighted
                                            share            average share          share        average share
                                            options          option price          options        option price
   --------------------------------------------------------------------------------------------------------------
   Outstanding, beginning of period        18,180,201       $     27.51         21,914,760       $    26.07
   Granted                                     34,450             37.52          1,160,315            35.60
   Exercised                               (1,968,909)            26.76         (6,026,028)           23.32
   Forfeited                                  (65,197)            29.79           (727,647)           26.48
   Expired and cancelled                           --                --           (140,855)           41.63
   --------------------------------------------------------------------------------------------------------------
   Outstanding, end of period              16,180,545             27.62         16,180,545            27.62
   ==============================================================================================================

  (g) Purchase of Shares for Cancellation Pursuant to Normal Course Issuer Bid The Company purchased, for cancellation, Common Shares and Non-Voting Shares pursuant to a normal course issuer bid that runs for a twelve-month period ending December 19, 2005, for up to 14.0 million Common Shares and 11.5 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at June 30, 2005, 223,000 Common Shares and 392,900 Non-Voting Shares had been purchased and had not yet been cancelled.


  Period ended June 30, 2005 ($ in millions)                                     Three months
  ------------------------------------------------------------------------------------------------------------------
                                                                                       Purchase price
                                                                    ------------------------------------------------
                                                                                                        Charged to
                                                        Number of                     Charged to          retained
                                                         shares          Paid        share capital        earnings
  ------------------------------------------------------------------------------------------------------------------
   Common Shares purchased for cancellation
      Prior to beginning of period                      2,852,811      $  108.9     $     35.6        $     73.3
      During period                                     2,972,500         126.9           37.2              89.7
  ------------------------------------------------------------------------------------------------------------------
      Cumulative total                                  5,825,311      $  235.8     $     72.8        $    163.0
  ------------------------------------------------------------------------------------------------------------------
   Non-Voting Shares purchased for cancellation
      Prior to beginning of period                      3,487,500      $  127.4     $     72.2        $     55.2
      During period                                     3,540,200         145.2           73.5              71.7
  ------------------------------------------------------------------------------------------------------------------
      Cumulative total                                  7,027,700      $  272.6     $    145.7        $    126.9
  ------------------------------------------------------------------------------------------------------------------
   Common Shares and Non-Voting Shares purchased
      for cancellation
      Prior to beginning of period                      6,340,311      $  236.3     $    107.8        $    128.5
      During period                                     6,512,700         272.1          110.7             161.4
   -----------------------------------------------------------------------------------------------------------------
      Cumulative total                                 12,853,011      $  508.4     $    218.5        $    289.9
   =================================================================================================================


  Period ended June 30, 2005 ($ in millions)                                     Six months
  ------------------------------------------------------------------------------------------------------------------
                                                                                       Purchase price
                                                                    ------------------------------------------------
                                                                                                        Charged to
                                                        Number of                     Charged to          retained
                                                         shares            Paid      share capital        earnings
  ------------------------------------------------------------------------------------------------------------------
   Common Shares purchased for cancellation
      Prior to beginning of period                         755,711      $    27.3      $      9.4         $  17.9
      During period                                      5,069,600          208.5            63.4           145.1
  ------------------------------------------------------------------------------------------------------------------
      Cumulative total                                   5,825,311      $   235.8      $     72.8         $ 163.0
  ------------------------------------------------------------------------------------------------------------------
   Non-Voting Shares purchased for cancellation
      Prior to beginning of period                       1,451,400      $    50.7      $     30.0         $  20.7
      During period                                      5,576,300          221.9           115.7           106.2
  ------------------------------------------------------------------------------------------------------------------
      Cumulative total                                   7,027,700      $   272.6      $    145.7         $ 126.9
  ------------------------------------------------------------------------------------------------------------------
   Common Shares and Non-Voting Shares purchased
      for cancellation
      Prior to beginning of period                       2,207,111      $    78.0      $     39.4         $  38.6
      During period                                     10,645,900          430.4           179.1           251.3
  ------------------------------------------------------------------------------------------------------------------
      Cumulative total                                  12,853,011      $   508.4      $    218.5         $ 289.9
  ==================================================================================================================

  (h)  Expiration of Predecessor Share Exchange Privilege
  As set out in the Joint Management Proxy Circular of December 8, 1998, holders of BC TELECOM Inc. Common Shares and holders of Alberta-based TELUS Corporation Common Shares had six years to exchange their shares for shares that have become what are now the Company's Common Shares and Non-Voting Shares; such period elapsed on January 31, 2005. The amounts corresponding with the unexchanged shares have been removed from the equity accounts.

  (i)   Employee Share Purchase Plan
  The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. The Company records its contributions as a component of operating expenses.

                                                             Three months              Six months
   Periods ended June 30 (millions)                     2005            2004        2005         2004
   ----------------------------------------------------------------------------------------------------
   Employee contributions                          $     13.9      $    14.2    $   32.7    $    29.4
   Company contributions                                  5.9            5.7        14.0         11.8
   ----------------------------------------------------------------------------------------------------
                                                   $     19.8      $    19.9    $   46.7    $    41.2
   ----------------------------------------------------------------------------------------------------
   Source of Common Shares purchased
      Market purchase                              $     19.8            5.4        46.7          9.1
      Treasury issuance                                    --           14.5          --         32.1
   ----------------------------------------------------------------------------------------------------
                                                   $     19.8      $    19.9    $   46.7    $    41.2
   ----------------------------------------------------------------------------------------------------

  Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to February 2001 and subsequent to November 1, 2004, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices; in the intervening period, shares were also issued from Treasury.

  (j) Dividend Reinvestment and Share Purchase Plan
  The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the six-month period ended June 30, 2005, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

   Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

   In respect of Common Share and Non-Voting Share dividends declared during the three-month and six-month periods ended June 30, 2005, $2.1 million (2004 - $7.6 million) and $4.0 million (2004 - $13.3 million), respectively, was to be reinvested in Non-Voting Shares.

   (k) Shares Reserved for Issuance

   (millions)                                    As at June 30, 2005
   ---------------------------------------------------------------------------
                                            Common                Non-Voting
                                            Shares                  Shares
   ---------------------------------------------------------------------------
   For exercise of:
      Share options                           2.2                  24.2
      Warrants                                 --                   0.3
   ---------------------------------------------------------------------------
                                              2.2                  24.5
   ===========================================================================

14. Commitments and Contingent Liabilities

    (a) CRTC Decisions 2002-34 and 2002-43 Deferral Accounts
    On May 30, 2002, and on July 31, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, a liability (see Note 15(b)) to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it. Management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its annual review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material.

    On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period" which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period. The Company is uncertain when the CRTC will make its determination on this proceeding.

    Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's revenues. To the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, both for current and prior periods, the Company draws down the deferral account by an offsetting amount. For the three-month and six-month periods ended June 30, 2005, the Company drew down the deferral account by $11.4 million and $29.8 million, respectively, in respect of discounts on Competitor Digital Network services.

    (b) Labour Negotiations
    Collective bargaining with the Telecommunications Workers Union: In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the multiple legacy agreements from BC TELECOM and Alberta-based TELUS. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the legacy collective agreements with a single collective agreement for the new bargaining unit.

    During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. In the first quarter of 2004, the extended conciliation process, that included a global review of all outstanding issues, concluded and the outstanding issues were not resolved. On January 15, 2004, the Federal Minister of Labour appointed the two conciliators as mediators to continue to work with the Company and the Telecommunications Workers Union towards a possible resolution.

    On January 28, 2004, the Canada Industrial Relations Board ruled, in response to an unfair labour practice complaint filed by the Telecommunications Workers Union, that the Company must make an offer of binding arbitration to the Telecommunications Workers Union to settle the collective agreement between the parties. The Company made the offer of binding arbitration on January 29, 2004, and on January 30, 2004, the Telecommunications Workers Union accepted the offer. The Company filed an application for reconsideration and on February 2, 2005, the Canada Industrial Relations Board reversed the decision that placed the parties in binding arbitration. Subsequently, the Telecommunications Workers Union filed an application in the Federal Court of Appeal, which was heard on May 31 - June 1, 2005, seeking to overturn the Canada Industrial Relations Board's reconsideration decision and restore the order that placed the parties in binding arbitration. On July 25, 2005, the Federal Court of Appeal dismissed the Telecommunications Workers Union appeal application, declined the request for an order returning the parties to binding arbitration and, in so doing, confirmed the Canada Industrial Relations Board's decision of February 2, 2005, that collective bargaining is the preferred method of achieving settlement.

    On April 18, 2005, the Company delivered first notice of lockout to the Telecommunications Workers Union. That notice, effective April 25, 2005, included the following measures: the suspension of grievance and arbitration processes, joint Union management committees, scheduling of accumulated time off, payment for the first day of sickness absence and the deferral of wage progression increases and increases in vacation entitlements. Attempts by the Telecommunications Workers Union at the Federal Court of Appeal and the Canada Industrial Relations Board for interim relief against this notice were unsuccessful.

    The Company was notified by the Canada Industrial Relations Board, on May 4, 2005, of an additional application by the Telecommunications Workers Union. The Telecommunications Workers Union's application, which attempted to amend an earlier complaint, alleged the Company's April 25, 2005, lockout notice and measures and subsequent communications to bargaining unit team members are not compliant with the Canada Labour Code. The complaint sought an order to return the Company and the Telecommunications Workers Union to binding arbitration to settle the collective agreement. On July 21, 2005, the Canada Industrial Relations Board issued a decision on the Telecommunications Workers Union's application which confirmed that the Company's lockout notice and measures as well as the direct communications of the terms of the comprehensive offer of settlement to bargaining unit team members was compliant with the Canada Labour Code and rejected the request for binding arbitration.

    On April 13, 2005, the Company tabled a comprehensive offer to the Telecommunications Workers Union to settle the collective agreement, which was updated with an addendum on June 14, 2005. The Telecommunications Workers Union responded with a counter proposal, which was rejected by the Company on June 24, 2005. On July 12, 2005, the Company announced an implementation strategy of the comprehensive offer of settlement with certain terms coming into effect on July 22, 2005. The Telecommunications Workers Union then commenced a general strike throughout British Columbia and Alberta on July 21, 2005.

    There can be no assurance that as of the date of these interim consolidated financial statements, compensation increases will be as planned or that reduced productivity will not occur as a result of the strike commenced by the Telecommunications Workers Union. Should the ultimate operational and financial impacts differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. The operational and financial impacts of the outcome of the appeal process on the Company are not practicably determinable currently.

        Canada Industrial Relations Board Letter Decision 1088 and Decision 278:
    On May 21, 2004, the Canada Industrial Relations Board declared
    TELE-MOBILE COMPANY and TELUS Communications Inc. a single employer for labour relations purposes. The Canada Industrial Relations Board also determined that the Mobility segment's non-unionized team members, predominantly located in Ontario and Quebec, performing work similar to their unionized Mobility segment counterparts in British Columbia and Alberta, should be included in the Telecommunications Workers Union bargaining unit without a representational vote. TELE MOBILE COMPANY and TELUS Communications Inc. sought judicial review of this decision, which was dismissed by the Federal Court of Appeal on December 16, 2004. A subsequent application to the Supreme Court of Canada seeking leave to appeal was denied on June 30, 2005.

    Should the ultimate operational and financial impacts of Decision 278 and Letter Decision 1088 differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

    (c) Guarantees
    Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

       Performance guarantees: Performance guarantees contingently require a guarantor to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee.

    The Company has guaranteed third parties' financial obligations as part of a facility naming rights agreement. The guarantees, in total, run through to August 31, 2008, on a declining-balance basis and are of limited recourse.

    As at June 30, 2005, the Company has no liability recorded in respect of the aforementioned performance guarantees.

       Financial guarantees: In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. As at June 30, 2005, the Company has a liability of $1.0 million (December 31, 2004 - $1.0 million) recorded in respect of these lease guarantees.

    The following table quantifies the maximum undiscounted guarantee amounts as at June 30, 2005, without regard for the likelihood of having to make such payment.

    (millions)
                                        Performance       Financial
                                       guarantees(1)    guarantees(1)     Total
    ----------------------------------------------------------------------------
    2005 (balance of year)             $     4.1        $    2.0        $   6.1
    2006                                     1.5             1.7            3.2
    2007                                     1.0             0.9            1.9
    2008                                     0.5             0.3            0.8
    2009                                      --              --              --

    (1) Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

       Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

    In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would be 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

    As at June 30, 2005, the Company has no liability recorded in respect of indemnification obligations.

    (d)  Claims and Lawsuits
       General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

       Pay equity: On December 16, 1994, the Telecommunications Workers Union filed a complaint against BC TEL, a predecessor of TELUS Communications Inc., with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. In December 1998, the Canadian Human Rights Commission advised that it would commence an investigation of the Telecommunications Workers Union complaint. In February 2003, the Canadian Human Rights Commission offered to mediate a settlement of the complaint, but the Company declined the offer. The Canadian Human Rights Commission referred the complaint to conciliation under the Canadian Human Rights Act and appointed a conciliator to assist in settling the complaint. The complaint was not resolved through conciliation and it was referred back to the Canadian Human Rights Commission in December 2004. The Canadian Human Rights Commission has since decided to resume its investigation of the complaint. The Company believes that it has good defences to the Telecommunications Workers Union's complaint and has taken the position that it should be dismissed. Should the ultimate resolution of the pay equity complaint differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

       TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: In January 2002, the Company became aware of two statements of claim filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good defences to the actions. Should the ultimate resolution of these actions differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

       Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. The class has not been certified. The Company believes that it has good defences to the action.

    Similar proceedings have been filed by or on behalf of plaintiffs' counsel in other provincial jurisdictions, but plaintiffs' counsel has formally undertaken not to advance them until the Saskatchewan action has been decided.

    Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

15. Additional Financial Information

    (a)  Income Statement

                                                            Three months                            Six months
   Periods ended June 30 (millions)                    2005               2004               2005                2004
   ------------------------------------------------------------------------------------------------------------------------
   Operations expense(1):
      Cost of sales and service                   $      617.6       $      593.0       $    1,234.1        $    1,177.8
      Selling, general and administrative                528.5              487.1            1,021.1               968.9
   ------------------------------------------------------------------------------------------------------------------------
                                                  $    1,146.1       $    1,080.1       $    2,255.2        $    2,146.7
   ------------------------------------------------------------------------------------------------------------------------
   Advertising expense                            $       43.3       $       35.3       $       80.3        $       67.3
   ------------------------------------------------------------------------------------------------------------------------

    (1) Cost of sales and service include cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunication infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

        Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

    (b) Balance Sheet
                                                                                               As at                 As at
                                                                                              June 30,             December 31,
    (millions)                                                                                  2005                  2004
   ----------------------------------------------------------------------------------------------------------------------------
    Accounts receivable
      Customer accounts receivable                                                          $      671.9        $      727.0
      Accrued receivables - customer                                                               133.4               114.1
      Allowance for doubtful accounts                                                              (67.5)              (69.3)
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                   737.8               771.8
      Accrued receivables - other                                                                   99.8                81.7
      Other                                                                                          8.7                10.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      846.3        $      863.5
   ----------------------------------------------------------------------------------------------------------------------------
   Prepaid expense and other
      Prepaid expenses                                                                      $      161.5        $      101.4
      Deferred customer activation and installation costs                                           62.3                76.2
      Other                                                                                         35.6                 5.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      259.4        $      183.4
   ----------------------------------------------------------------------------------------------------------------------------
   Deferred charges
      Recognized transitional pension assets and pension plan
        contributions in excess of charges to income                                        $      622.5        $      556.7
      Deferred customer activation and installation costs                                           98.9                94.4
      Cost of issuing debt securities, less amortization                                            28.5                32.1
      Other                                                                                         25.5                21.2
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      775.4        $      704.4
   ----------------------------------------------------------------------------------------------------------------------------
   Accounts payable and accrued liabilities
      Accrued liabilities                                                                   $      478.8        $      409.1
      Payroll and other employee-related liabilities                                               561.8               535.4
      Asset retirement obligations                                                                   3.1                 3.1
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                 1,043.7               947.6
      Trade accounts payable                                                                       302.8               313.0
      Interest payable                                                                              63.6                65.0
      Other                                                                                         48.4                37.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,458.5        $    1,362.6
   ----------------------------------------------------------------------------------------------------------------------------
   Advance billings and customer deposits
      Advance billings                                                                      $      313.1        $      294.4
      CRTC Decisions 2002-34 and 2002-43 deferral accounts (Note 14(a))                            143.8               128.7
      Deferred customer activation and installation fees                                            67.6                79.6
      Customer deposits                                                                             21.9                28.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $      546.4        $      531.5
   ----------------------------------------------------------------------------------------------------------------------------

                                                                                               As at                 As at
                                                                                              June 30,             December 31,
    (millions)                                                                                  2005                  2004
   ----------------------------------------------------------------------------------------------------------------------------
   Other Long-Term Liabilities
      Deferred hedging liability                                                            $      960.9        $    1,032.6
      Pension and other post-retirement liabilities                                                180.1               172.8
      Deferred gain on sale-leaseback of buildings                                                  85.9                98.7
      Deferred customer activation and installation fees                                            98.9                94.4
      Asset retirement obligations                                                                  19.2                19.2
      Other                                                                                         94.3                88.4
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    1,439.3        $    1,506.1
   ----------------------------------------------------------------------------------------------------------------------------


  (c)  Supplementary Cash Flow Information

                                                                Three months                            Six months
   Periods ended June 30 (millions)                        2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net change in non-cash working capital
      Accounts receivable                             $       28.9       $      (37.5)      $       26.7        $      (76.4)
      Income and other taxes receivable                       26.7               22.6              (13.5)               92.5
      Inventories                                            (18.0)              21.1                4.3                26.8
      Prepaid expenses and other                             (13.6)             (54.0)             (76.0)              (89.6)
      Accounts payable and accrued liabilities               (29.9)            (110.1)              93.0               (71.1)
      Advance billings and customer deposits                  14.2               12.9               14.9                22.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $        8.3       $     (145.0)      $       49.4        $      (95.0)
   ============================================================================================================================


16. Employee Future Benefits
    (a)  Defined Benefit Plans

    The Company's net defined benefit plan costs were as follows:

    Three-month periods ended June 30
    (millions)                                               2005                                        2004
   -------------------------------------------------------------------------------   ------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching        Recognized
                                           in period   adjustments(1)   in period      in period     adjustments(1)  in period
   ----------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans
       Current service cost                 $   17.1      $     --      $   17.1        $   17.6      $     --      $   17.6
       Interest cost                            79.9            --          79.9            78.1            --          78.1
       Return on plan assets                  (185.2)         87.2         (98.0)          (43.5)        (49.7)        (93.2)
       Past service costs                         --           0.1           0.1              --           0.2           0.2
       Actuarial loss (gain)                     5.1            --           5.1             6.2            --           6.2
       Valuation allowance provided
         against accrued benefit asset            --           6.3           6.3              --           6.3           6.3
       Amortization of transitional
         obligation (asset)                       --         (11.2)        (11.2)             --         (11.2)        (11.2)
   ----------------------------------------------------------------------------------------------------------------------------
                                            $  (83.1)     $   82.4      $   (0.7)       $   58.4      $  (54.4)     $    4.0
   ============================================================================================================================
   (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


    Six-month periods ended June 30
    (millions)                                               2005                                        2004
   -------------------------------------------------------------------------------   ------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching        Recognized
                                           in period   adjustments(1)   in period      in period     adjustments(1)  in period
   ----------------------------------------------------------------------------------------------------------------------------
   Pension benefit plans
      Current service cost                 $   34.2      $     --      $   34.2        $   35.2      $     --      $   35.2
      Interest cost                           159.7            --         159.7           156.2            --         156.2
      Return on plan assets                  (308.1)        112.0        (196.1)         (207.7)         21.2        (186.5)
      Past service costs                         --           0.3           0.3              --           0.4           0.4
      Actuarial loss (gain)                    10.1            --          10.1            12.3            --          12.3
      Valuation allowance provided
        against accrued benefit asset            --          12.7          12.7              --          12.7          12.7
      Amortization of transitional
        obligation (asset)                       --         (22.4)        (22.4)             --         (22.4)        (22.4)
   ----------------------------------------------------------------------------------------------------------------------------
                                           $ (104.1)     $  102.6      $   (1.5)       $   (4.0)     $   11.9      $    7.9
   ============================================================================================================================
   (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

    Three-month periods ended June 30
    (millions)                                               2005                                        2004
   -------------------------------------------------------------------------------   ------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching        Recognized
                                           in period   adjustments(1)   in period      in period     adjustments(1)  in period
   ----------------------------------------------------------------------------------------------------------------------------
   Other benefit plans
      Current service cost                 $    0.9      $     --      $    0.9        $    1.2      $      --      $    1.2
      Interest cost                             0.4            --           0.4             0.9             --           0.9
      Return on plan assets                    (0.6)         (0.1)         (0.7)           (0.6)            --          (0.6)
      Actuarial loss (gain)                    (0.4)           --          (0.4)           (0.5)            --          (0.5)
      Amortization of transitional
        obligation (asset)                       --           0.2           0.2              --            0.2           0.2
   ----------------------------------------------------------------------------------------------------------------------------
                                           $    0.3      $    0.1      $    0.4        $    1.0      $     0.2      $    1.2
   ============================================================================================================================

     (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


    Six-month periods ended June 30
    (millions)                                               2005                                        2004
   -------------------------------------------------------------------------------   ------------------------------------------
                                           Incurred      Matching      Recognized      Incurred      Matching        Recognized
                                           in period   adjustments(1)   in period      in period     adjustments(1)  in period
   ----------------------------------------------------------------------------------------------------------------------------
   Other benefit plans
      Current service cost                 $    3.7      $     --      $    3.7        $    2.4      $     --      $    2.4
      Interest cost                             0.9            --           0.9             1.7            --           1.7
      Return on plan assets                    (1.2)         (0.1)         (1.3)           (1.3)           --          (1.3)
      Actuarial loss (gain)                    (1.1)           --          (1.1)           (0.8)           --          (0.8)
      Amortization of transitional
        obligation (asset)                       --           0.4           0.4              --           0.4           0.4
   ----------------------------------------------------------------------------------------------------------------------------
                                           $    2.3      $    0.3      $    2.6        $    2.0      $    0.4      $    2.4
   ============================================================================================================================

    (1) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

    (b) Employer Contributions

    The best estimate of fiscal 2005 employer contributions to the Company's defined benefit pension plan has been revised to approximately $116 million (the best estimate at December 31, 2004, was $105.9 million); these estimates do not include any provision for contributions that may arise from settlement of labour negotiations (see Note 14(b)).

    (c)  Defined Contribution Plans
    The Company's total defined contribution pension plan costs recognized were as follows:

                                                                Three months                            Six months
    Periods ended June 30 (millions)                       2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Union pension plan and public service pension
      plan contributions                              $        9.0       $       10.0       $       19.7        $       19.3
   Other defined contribution pension plans                    3.4                1.8                7.1                 8.1
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $       12.4       $       11.8       $       26.8        $       27.4
   ============================================================================================================================

17. Segmented Information
    The Company's reportable segments, which are used to manage the business, are Communications and Mobility. The Communications segment includes voice local, voice long distance, data and other telecommunication services excluding wireless. The Mobility segment includes digital personal communications services and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

   Three-month periods
   ended June 30                Communications              Mobility                Eliminations             Consolidated
   (millions)                  2005        2004         2005        2004          2005        2004         2005        2004
   ----------------------------------------------------------------------------------------------------------------------------
   External revenue         $1,216.5    $1,189.0      $  802.0    $  676.6      $    --     $    --      $2,018.5    $1,865.6
   Intersegment revenue         21.2        22.1           5.7         5.6        (26.9)      (27.7)           --          --
   ----------------------------------------------------------------------------------------------------------------------------
   Total operating revenue   1,237.7     1,211.1         807.7       682.2        (26.9)      (27.7)      2,018.5     1,865.6
   Operations expense          731.8       711.8         441.2       396.0        (26.9)      (27.7)      1,146.1     1,080.1
   Restructuring and
      work-force reduction
      costs                      7.4         0.7            --          --           --          --           7.4         0.7
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA(1)                $  498.5    $  498.6      $  366.5    $  286.2      $    --     $    --      $  865.0    $  784.8
   ============================================================================================================================
   CAPEX(2)                 $  293.9    $  267.7      $  114.8    $   78.4      $    --     $    --      $  408.7    $  346.1
   ============================================================================================================================
   EBITDA less CAPEX        $  204.6    $  230.9      $  251.7    $  207.8      $    --     $    --      $  456.3    $  438.7
   ============================================================================================================================

   Six-month periods
   ended June 30                Communications              Mobility                Eliminations             Consolidated
   (millions)                  2005        2004         2005        2004          2005        2004         2005        2004
   ----------------------------------------------------------------------------------------------------------------------------
   External revenue         $2,438.7    $2,360.1      $1,554.5    $1,309.3      $    --     $    --      $3,993.2    $3,669.4
   Intersegment revenue         43.8        47.1          11.5        10.2        (55.3)      (57.3)           --          --
   ----------------------------------------------------------------------------------------------------------------------------
   Total operating revenue   2,482.5     2,407.2       1,566.0     1,319.5        (55.3)      (57.3)      3,993.2     3,669.4
   Operations expense        1,448.4     1,418.5         862.1       785.5        (55.3)      (57.3)      2,255.2     2,146.7
   Restructuring and
      work-force reduction
      costs                     16.8        16.6            --          --           --          --          16.8        16.6
   ----------------------------------------------------------------------------------------------------------------------------
   EBITDA(1)                $1,017.3    $  972.1      $  703.9    $  534.0      $    --     $    --      $1,721.2    $1,506.1
   ============================================================================================================================
   CAPEX(2)                 $  507.5    $  527.1      $  174.4    $  128.7      $    --     $    --      $  681.9    $  655.8
   ============================================================================================================================
   EBITDA less CAPEX        $  509.8    $  445.0      $  529.5    $  405.3      $    --     $    --      $1,039.3    $  850.3
   ============================================================================================================================
    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a non-GAAP measure and is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").


18 . Differences between Canadian and United States Generally Accepted
     Accounting Principles
     The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

                                                                Three months                            Six months
   Periods ended June 30 (millions except per share
      amounts)                                             2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with Canadian GAAP        $      189.5       $      172.3       $      431.7        $      273.6
   Adjustments:
      Operating expenses
        Operations (b)                                        (2.2)               0.1               (2.2)                1.3
        Depreciation (c)                                        --                 --                 --                 6.5
        Amortization of intangible assets (d)                (20.4)             (20.4)             (40.9)              (40.9)
      Financing costs (f)                                      3.6                2.2                4.5                 4.1
      Accounting for derivatives (g)                           1.3                0.2                4.7                 0.2
      Taxes on the above adjustments (h)                       7.9                7.9               15.0                13.3
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP                   179.7              162.3              412.8               258.1
   Other comprehensive income (loss) (i)
      Foreign currency translation adjustment                  1.2                1.2               (1.9)                1.6
      Change in unrealized fair value of
        derivatives designated as cash flow hedges            (2.8)               6.9             (111.2)              (15.1)
      Change in minimum pension liability                     (0.6)              (0.6)              (1.3)               (1.1)
   ----------------------------------------------------------------------------------------------------------------------------
                                                              (2.2)               7.5             (114.4)              (14.6)
   ----------------------------------------------------------------------------------------------------------------------------
   Comprehensive income in accordance with U.S. GAAP  $      177.5       $      169.8       $      298.4        $      243.5
   ----------------------------------------------------------------------------------------------------------------------------
   Net income in accordance with U.S. GAAP per
      Common Share and Non-Voting
      - Basic                                         $       0.50       $       0.46       $       1.15        $       0.72
      - Diluted                                       $       0.50       $       0.45       $       1.14        $       0.71


     The following is an analysis of retained earnings (deficit) reflecting the application of U.S. GAAP:

                                                                                                        Six months
   Periods ended June 30 (millions)                                                              2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under Canadian GAAP                                                    $    1,044.6        $      879.8
      Adjustments:
      Purchase versus Pooling Accounting                                                        (1,659.9)           (1,604.0)
        Amortization of additional goodwill on Clearnet purchase                                    (7.9)               (7.9)
      Share-based compensation                                                                      50.5                34.9
      Accounting for derivatives                                                                     0.1                  --
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                (1,617.2)           (1,577.0)
   ----------------------------------------------------------------------------------------------------------------------------
   Retained Earnings under U.S. GAAP                                                        $     (572.6)       $     (697.2)
   ----------------------------------------------------------------------------------------------------------------------------
   Schedule of Retained Earnings under U.S. GAAP
      Balance at beginning of period                                                        $     (590.2)       $     (844.7)
      Net income in accordance with U.S. GAAP                                                      412.8               258.1
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                  (177.4)             (586.6)
      Less: Common Share and Non-Voting Share dividends paid, or payable, in cash                  143.9                93.1
            Common Share and Non-Voting Share dividends reinvested, or to be
              reinvested, in shares issued from Treasury                                              --                13.3
            Cost of purchase of Common Shares and Non-Voting Shares in excess of
              stated capital (Note 13(g))                                                          251.3                  --
            Preference and preferred share dividends                                                  --                 1.7
            Redemption premium on preference and preferred shares in excess of amount
              chargeable to contributed surplus                                                       --                 2.5
   ----------------------------------------------------------------------------------------------------------------------------
      Balance at end of period                                                              $     (572.6)       $     (697.2)
   ============================================================================================================================


     The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

                                                                                                  As at               As at
                                                                                                 June 30,          December 31,
     (millions)                                                                                   2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Current Assets                                                                          $    2,919.9        $    2,647.6
    Capital Assets
       Property, plant, equipment and other                                                      7,480.1             7,528.2
       Intangible assets subject to amortization                                                 2,371.1             2,476.5
       Intangible assets with indefinite lives                                                   2,964.6             2,955.8
    Goodwill                                                                                     3,568.7             3,545.4
    Deferred Income Taxes                                                                          120.2               218.8
    Other Assets                                                                                   685.9               658.5
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $   20,110.5        $   20,030.8
   ----------------------------------------------------------------------------------------------------------------------------
    Current Liabilities                                                                     $    3,643.3        $    1,969.1
    Long-Term Debt                                                                               4,691.7             6,341.1
    Other Long-Term Liabilities                                                                  1,834.8             1,763.8
    Deferred Income Taxes                                                                        1,581.1             1,593.7
    Non-Controlling Interest                                                                        13.5                13.1
    Shareholders' Equity                                                                         8,346.1             8,350.0
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $   20,110.5        $   20,030.8
   ============================================================================================================================

   The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

                                                                                                  As at               As at
                                                                                                 June 30,          December 31,
     (millions)                                                                                   2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity under Canadian GAAP                                                $    7,154.7        $    7,025.6
    Adjustments:
       Purchase versus Pooling Accounting (a), (c) - (f)                                         1,427.3             1,458.9
       Additional goodwill on Clearnet purchase (e)                                                123.5               123.5
       Convertible debentures (including conversion option) (f)                                       --                (8.0)
       Accounting for derivatives (g)                                                                0.1                (3.0)
       Accumulated other comprehensive income (loss) (i), excluding cumulative
         foreign currency translation adjustment                                                  (359.5)             (247.0)
   ----------------------------------------------------------------------------------------------------------------------------
    Shareholders' Equity under U.S. GAAP                                                    $    8,346.1        $    8,350.0
   ----------------------------------------------------------------------------------------------------------------------------
    Composition of Shareholders' Equity under U.S. GAAP
       Common equity
         Common Shares                                                                      $    4,294.3        $    4,341.0
         Non-Voting Shares                                                                       4,855.3             4,700.8
         Options and warrants (Note 13(c))                                                          12.8                26.9
         Accrual for shares issuable under channel stock incentive plan                               --                 0.8
         Retained earnings (deficit)                                                              (572.6)             (590.2)
         Accumulated other comprehensive income (loss) (i)                                        (363.6)             (249.2)
         Contributed surplus                                                                       119.9               119.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    8,346.1        $    8,350.0
   ============================================================================================================================

   (a) Merger of BC TELECOM and TELUS
    The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

   (b)   Operating Expenses - Operations
                                                                Three months                            Six months
    Periods ended June 30 (millions)                       2005               2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Future employee benefits                           $       (4.3)      $       (4.3)      $       (8.5)       $       (8.5)
   Share-based compensation                                    2.1                4.4                6.3                 9.8
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $       (2.2)      $        0.1       $       (2.2)       $        1.3
   ============================================================================================================================

        Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

        Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001 (see Note 8(b)). U.S. GAAP requires disclosure of the impact on net income and net income per Common Share and Non-Voting Share as if the fair value based method of accounting had been applied for awards made after 1994; the Company continues to use the intrinsic value method for purposes of U.S. GAAP. The fair values of the Company's options granted in 2004 and 2003, and the weighted average assumptions used in estimating the fair values, are set out in Note 8(b). Such impact, using the fair values set out in Note 8(b), would approximate the pro forma amounts in the following table.

                                                                Three months                            Six months
    Periods ended June 30 (millions except per
      share amounts)                                      2005                2004               2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Net income in accordance with U.S. GAAP
      As reported                                     $      179.7       $      162.3       $      412.8        $      258.1
      Deduct: Share-based compensation arising from
        share options determined under fair value
        based method for all awards                           (2.1)              (4.6)              (6.3)              (11.4)
   ----------------------------------------------------------------------------------------------------------------------------
      Pro forma                                       $      177.6       $      157.7       $      406.5        $      246.7
   ----------------------------------------------------------------------------------------------------------------------------
    Net income in accordance with U.S. GAAP per
      Common Share and Non-Voting Share
      Basic
        As reported (using intrinsic value method)    $       0.50       $       0.46       $       1.15        $       0.72
        Pro forma (using fair value method)           $       0.50       $       0.44       $       1.13        $       0.69
      Diluted
        As reported (using intrinsic value method)    $       0.50       $       0.45       $       1.14        $       0.71
        Pro forma (using fair value method)           $       0.49       $       0.44       $       1.12        $       0.68

    (c)  Operating Expenses - Depreciation
        Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values). As of March 31, 2004, the amortization of this difference had been completed.

    (d)  Operating Expenses - Amortization of Intangible Assets
    As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.


    The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                          Accumulated
                                                           Cost           Amortization                Net Book Value
   ----------------------------------------------------------------------------------------------------------------------------
                                                                                                 As at               As at
                                                                                                June 30,          December 31,
   (millions)                                                                                     2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets subject to amortization
      Subscribers - wireline                          $    1,950.0       $      276.6       $    1,673.4        $    1,692.6
      Subscribers - wireless                                 250.0              224.8               25.2                46.9
   ----------------------------------------------------------------------------------------------------------------------------
                                                           2,200.0              501.4            1,698.6             1,739.5
   ----------------------------------------------------------------------------------------------------------------------------
   Intangible assets with indefinite lives
      Spectrum licences(1)                                 1,833.3            1,833.3                 --                  --
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $    4,033.3       $    2,334.7       $    1,698.6        $    1,739.5
   ============================================================================================================================
   (1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

    Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2005, for each of the next five fiscal years is as follows:

   Years ending December 31 (millions)
   ----------------------------------------------------------------------------------------------------------------------------
   2005 (balance of year)                                                                                       $      170.6
   2006                                                                                                                219.3
   2007                                                                                                                129.3
   2008                                                                                                                 62.1
   2009                                                                                                                 48.1

   (e)   Goodwill
   Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

       Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

   (f)   Financing Costs
       Merger of BC TELECOM and TELUS: Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different from TELUS' interest expense based on underlying cost (book value).

       Convertible debentures: Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity. Under U.S. GAAP, the embedded conversion option was not subject to bifurcation and was thus presented as a liability along with the balance of the convertible debentures. The principal accretion occurring under Canadian GAAP was not required under U.S. GAAP and the adjustment was included in the interest expense adjustment in the reconciliation.

   (g)  Accounting for Derivatives
   On January 1, 2001, the Company adopted, for U.S. GAAP purposes, the provisions of Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires that all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives which are cash flow hedges will be marked to market with adjustments reflected in comprehensive income (see (i)).

   (h)  Income Taxes

                                                                 Three months                           Six months
   Periods ended June 30 (millions)                        2005               2004              2005                2004
   ----------------------------------------------------------------------------------------------------------------------------
    Current                                           $        2.7       $      (53.8)      $      (18.7)       $      (83.0)
    Deferred                                                  95.4               90.8              180.0               177.2
   ----------------------------------------------------------------------------------------------------------------------------
                                                              98.1               37.0              161.3                94.2
    Investment Tax Credits                                      --                 --                 --                (0.5)
   ----------------------------------------------------------------------------------------------------------------------------
                                                      $       98.1       $       37.0       $      161.3        $       93.7
   ============================================================================================================================


    The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

   Three-month periods ended June 30                                2005                                  2004
      ($ in millions)
   ---------------------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                      $       96.4               34.5%      $       69.3                34.7%
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                                --                                 (34.2)
    Revaluation of deferred tax assets and
      liabilities for changes in statutory income
      tax rates                                               (1.2)                                   --
    Other                                                     (1.0)                                 (1.9)
   ---------------------------------------------------------------------------------------------------------------------------
                                                              94.2               33.1%              33.2                16.6%
   Large corporations tax                                      3.9                                   3.8
   ---------------------------------------------------------------------------------------------------------------------------
    U.S. GAAP income tax expense (recovery)           $       98.1               34.5%      $       37.0                18.5%
   ============================================================================================================================

   Six-month periods ended June 30  ($ in millions)                 2005                                  2004
   --------------------------------------------------------------------------------------------------------------------------
    Basic blended federal and provincial tax at
      statutory income tax rates                      $      199.5               34.5%      $      122.5                34.7%
    Change in estimates of available deductible
      differences in prior years                             (36.0)                                   --
    Tax rate differential on, and consequential
      adjustments from, reassessment of prior year
      tax issues                                             (11.3)                                (35.8)
    Revaluation of deferred tax assets and
      liabilities for changes in statutory income tax
      rates                                                   (1.2)                                   --
    Investment Tax Credits                                      --                                  (0.3)
    Other                                                      1.2                                  (1.8)
   ---------------------------------------------------------------------------------------------------------------------------
                                                             152.2               26.2%              84.6                24.0%
   Large corporations tax                                      9.1                                   9.1
   ---------------------------------------------------------------------------------------------------------------------------
   U.S. GAAP income tax expense (recovery)            $      161.3               27.7%      $       93.7                26.5%
   ===========================================================================================================================

   (i) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.



   Three-month periods ended
   June 30 (millions)                               2005                                             2004
   ----------------------------------------------------------------------------  ----------------------------------------------
                              Cumulativen    Unrealized                           Cumulativen   Unrealized
                                foreign     fair value of                           foreign    fair value of
                                currency     derivative    Minimum                  currency    derivative    Minimum
                               translation   cash flow     pension                translation   cash flow     pension
                               adjustment     hedges      liability    Total       adjustment     hedges     liability   Total
   ----------------------------------------------------------------------------------------------------------------------------
   Amount arising               $    1.2     $  (4.2)     $  (1.0)    $  (4.0)     $    1.2    $   10.7     $   (0.9)   $  11.0
   Income tax expense
     (recovery)                       --        (1.4)        (0.4)       (1.8)           --         3.8         (0.3)       3.5
   ----------------------------------------------------------------------------------------------------------------------------
   Net                               1.2        (2.8)        (0.6)       (2.2)          1.2         6.9         (0.6)       7.5
   Accumulated other
     comprehensive income
     (loss), beginning of
     period                         (5.3)     (229.5)      (126.6)     (361.4)         (2.3)      (95.6)      (110.9)    (208.8)
   ----------------------------------------------------------------------------------------------------------------------------
   Accumulated other
     comprehensive income
     (loss), end of period      $   (4.1)    $(232.3)     $(127.2)    $(363.6)     $   (1.1)   $  (88.7)    $ (111.5)   $(201.3)
   ----------------------------------------------------------------------------------------------------------------------------


   Six-month periods ended
   June 30 (millions)                               2005                                             2004
   ----------------------------------------------------------------------------------------------------------------------------
                              Cumulativen    Unrealized                           Cumulativen   Unrealized
                                foreign     fair value of                           foreign    fair value of
                                currency     derivative    Minimum                  currency    derivative    Minimum
                               translation   cash flow     pension                translation   cash flow     pension
                               adjustment     hedges      liability    Total       adjustment     hedges     liability     Total
   ------------------------------------------------------------------------------------------------------------------------------
   Amount arising               $   (1.9)     $(169.5)    $  (1.9)    $(173.3)     $    1.6    $  (23.0)     $   (1.8)  $  (23.2)
   Income tax expense
     (recovery)                       --        (58.3)       (0.6)      (58.9)           --        (7.9)         (0.7)      (8.6)
   ------------------------------------------------------------------------------------------------------------------------------
   Net                              (1.9)      (111.2)       (1.3)     (114.4)          1.6       (15.1)         (1.1)     (14.6)
   Accumulated other
     comprehensive income
     (loss), beginning of
     period                         (2.2)      (121.1)     (125.9)     (249.2)         (2.7)      (73.6)       (110.4)    (186.7)
   ------------------------------------------------------------------------------------------------------------------------------
   Accumulated other
     comprehensive income
     (loss), end of period      $   (4.1)     $(232.3)    $(127.2)    $(363.6)     $   (1.1)   $  (88.7)     $ (111.5)  $ (201.3)
   ==============================================================================================================================

   (j) Recently Issued Accounting Standards Not Yet Implemented
         Equity-based compensation. Under U.S. GAAP, effective for its 2006 fiscal year, the Company will be required to apply the fair value method of accounting for share-based compensation awards granted to employees, as prescribed by SFAS 123(R). As compared with the information that has been previously and currently disclosed for U.S. GAAP purposes, the adoption of this standard will result in a reclassification between share capital, contributed surplus and retained earnings. The Company expects that it will use the modified prospective transition method. The Company is in the process of estimating the impact on the U.S. GAAP reconciliation disclosures, but has not yet finalized the amounts; such amount would be in excess of the $176.9 million in share option expense reported in the U.S. GAAP reconciliation disclosures for the fiscal years ended December 31, 2004-1999, inclusive, due to the initial effective date of SFAS 123.

         Other. As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2005

                                          TELUS CORPORATION



                                          By:  /s/ Audrey Ho
                                               -----------------------------
                                               Name:  Audrey Ho
                                               Title: Vice President, Legal
                                                      Services and General
                                                      Counsel and Corporate
                                                      Secretary